UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
REGISTRATION STATEMENT

☒  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
(referred to herein as the “Exchange Act” or the “Act”)

☐  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-30692

ROMARCO MINERALS INC.
(Exact name of the Registrant as specified in its charter)

Ontario, CANADA
(Jurisdiction of incorporation or organization)

1500 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this Annual Report:
22,786,322 common shares
(as at December 31, 2004)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days:
Yes ☐  No ☑

Indicate by check mark which financial statements item the Registrant has elected to follow:
Item 17 ☑ Item 18 ☐

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by
Sections 12, 13 or 15(d) of the Act subsequent to the distribution of securities under a plan confirmed by a court:
Not applicable

Glossary

Except as otherwise defined in this Annual Report, the following terms have the indicated meanings:

Articles	means the Articles of Amalgamation of the Registrant;

Beneficial Owner
means any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest” which means the direct or indirect power to direct the management and policies of the entity and herein means a beneficial owner of a Share or Shares in the capital stock of the Registrant;

Cdn.	means Canadian;

Company	means Romarco Minerals Inc. including its wholly-owned subisidiary, Romarco Minerals US Inc.;

Equity Securities
means common or ordinary shares, preferred or preference shares, options or warrants to subscribe for equity securities, and any securities, other than debt securities, which are convertible into or exercisable or redeemable for equity securities of the Registrant or another company.

Financial Statements	means the financial statements of the Registrant listed in Item 17 herein;

Management	means the senior officers of the Registrant as at May 15, 2005;

OBCA	means the Business Corporations Act (Ontario), the Registrant’s governing corporate statute, as amended from time to time;

OSC	means the Ontario Securities Commission;

Registered Shareholder	means a person or corporation who holds a certificate representing a Share or Shares in the capital stock of the Registrant directly in his or its name;

Registrant	means Romarco Minerals Inc. including its wholly-owned subisidiary, Romarco Minerals US Inc.;

Regulatory Authorities	means the OSC and the TSX;

Romarco	means Romarco Minerals Inc. including its wholly-owned subisidiary, Romarco Minerals US Inc.;

Share	means a common share without par value in the capital stock of the Registrant as presently constituted;

Shareholder	means a person or corporation who is a holder, either directly, as a Registered Shareholder or indirectly, as a Beneficial Owner, of a Share or Shares in the capital stock of the Registrant;

TSX	means The Toronto Stock Exchange;

TSXV	means The TSX Venture Exchange, which is the stock exchange upon which the Registrant’s Shares (as defined herein) are listed for trading since April 1, 2002; and

United States or U.S. or	means the United States of America, its territories and possessions or any state of the

US	United States and the District of Columbia.

Part I

Item 1                     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

              A.              Directors and Senior Management

Name	Address	Position / Function

Diane R. Garrett	121 Lesikar Lane	Chairman, President & CEO and
	Center Point,Texas, USA 78010	Director

Ralf Langner	7408 Laburnum Street	V.P. Finance and
	Vancouver, BC, Canada V6P 5N3	Director

David C. Beling	3682 Ridge Drive	Director
Grand Junction, Colorado, USA 81506

Leendert G. Krol	230 S. High Street	Director
Denver, Colorado, USA 80209

R.J. (Don) MacDonald	6038 Marguerite Street	Director
Vancouver, BC, Canada V6M 3L1

Robert van Doorn	4896 Headland Drive	Director
West Vancouver, BC, Canada
V7W 23

Edward A. van Ginkel	34 Lockhart Lane	Director
King City, Ontario, Canada L7B 1E5

Robert M. Hatch	80 Bitterbrush Road	V.P. Exploration
Reno, Nevada, USA 89523

              B.              Advisers

Name	Position

Canadian Imperial Bank of Commerce	Principal Banker of the Company
Commerce Place
400 Burrard St
Vancouver, BC, Canada V6C 3M5

Blake, Cassels & Graydon	Legal Adviser to the Company
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, BC, Canada V7X 1L3

              C.             Auditors

2004	2003	2002

KPMG LLP	KPMG LLP	KMPG LLP
777 Dunsmuir Street	777 Dunsmuir Street	Suite 3300 Commerce Court West
P.O. Box 10426	P.O. Box 10426	PO Box 31 Commerce Court
Vancouver, BC, Canada	Vancouver, BC, Canada	Toronto, ON, Canada
V7Y 1K3	V7Y 1K3	M5L 1B2

Item 2                     OFFER STATISTICS AND EXPECTED TIMETABLE

              A.              Offering Statistics

Not Applicable.

              B.              Method and Expected Timetable

Not Applicable.

Item 3                     KEY INFORMATION

              A.              Selected Financial Data

Romarco has a limited history of operations and has not generated any operating revenues in the pertinent fiscal periods. The following table sets forth selected consolidated financial data for Romarco for the fiscal years ended December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000. The selected financial data provided below is derived from the audited consolidated financial statements of Romarco which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and are presented in Canadian dollars and are not necessarily indicative of the future results of operations or financial performance of the Romarco. These principles differ in certain respects from those generally accepted in the United States (“U.S. GAAP”). This information should be read in conjunction with Romarco’s Financial Statements for a discussion of those factors affecting the comparability of the data in the following table.

Fiscal year ended December 31,
	2004 (audited)	2003 (audited)	2002 (audited)	2001 (audited)	2000 (audited)
Amounts in accordance with Canadian GAAP:
Revenue
Income (loss) from continuing operations
Net income (loss)
Income (loss) from continuing operations per share
Net loss per share
Net loss per share, fully diluted

Total assets
Net assets
Capital stock

# of shares outstanding
	- (1,732,283) (1,732,283) (0.08) (0.08) n/a 2,210,959 2,123,264 31,364,047 22,786,322	- (787,371) (787,371) (0.04) (0.04) n/a 3,702,182 3,574,047 31,195,547 22,236,322	- (780,904) 2,444,327 (0.04) (0.12) n/a 4,479,081 4,142,118 31,122,747 22,006,322	- 312,402 (2,108,352) 0.01 (0.10) n/a 11,333,685 10,603,509 31,168,601 25,989,322	- (13,045,950) (14,211,560) (0.62) (0.72) n/a 5,169,987 12,488,253 30,944,993 20,989,320
Amounts in accordance with U.S. GAAP:
Revenue Loss from continuing operations Net loss Loss from continuing operations per share Net loss per share Net loss per share, fully diluted Total assets Net assets Capital stock	- (2,222,519) (2,222,519) (0.10) (0.10) n/a 1,449,704 1,362,009 31,364,047	- (1,058,390) (1,058,390) (0.05) (0.05) n/a 3,431,163 3,303,028 31,195,547	- (2,534,580) (4,198,003) (0.12) (0.20) n/a 4,479,081 4,142,118 31,122,747	- (5,581,225) (7,906,091) (0.27) (0.38) n/a 11,509,138 10,778,962 31,168,601	- (5,419,030) (6,891,634) (0.26) (0.31) n/a 5,647,512 12,691,650 30,944,993

	Fiscal year ended December 31,
	2004 (audited)	2003 (audited)	2002 (audited)	2001 (audited)	2000 (audited)
# of shares outstanding	22,786,322	22,236,322	22,006,322	25,989,322	20,989,320

Romarco has paid no dividends on its Shares since its inception and does not anticipate doing so in the foreseeable future. The declaration of dividends on the Shares of Romarco is within the discretion of Romarco’s board of directors (the “Board”) and will depend upon, among other factors, earnings, capital requirements and the operating and financial condition of Romarco.

The Registrant’s accounts are maintained in Canadian dollars. In this Annual Report all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The exchange rate used for the purpose of this Annual Report for the conversion of Canadian dollars (“Cdn.$”) into United States dollars (“U.S.$”) was U.S.$0.83 (rounded from U.S. $0.8319) (as at December 31st, 2004). The following table sets forth the exchange rates for the conversion of one United States dollar into Canadian dollars at the end of the following periods, the high and low rates of exchange for such periods and the average exchange rates (based upon the average of the exchange rates on the last day of each month during the periods). The rates of exchange set forth herein are derived from the reciprocals of the closing rates as published by the Bank of Canada.

	2004	2003	2002	2001	2000
High	1.3957	1.5672	1.6125	1.6034	1.5583
Low	1.1759	1.2943	1.5122	1.4935	1.4353
End of Year	1.2020	1.2965	1.5776	1.5928	1.4995
Average for Year	1.3015	1.4015	1.5704	1.5484	1.4852

The rate of exchange as of December 31, 2004 for the conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn.$1.20 (rounded from Cdn.$1.2020) .

              B.              Capitalization and Indebtedness

At May 15, 2005, the Company had 23,086,322 common shares issued and outstanding as well as 3,700,000 stock options of which 2,925,000 are vested and exercisable.

              C.              Reasons for the Offer and Use of Proceeds

Not Applicable

              D.              Risk Factors

Romarco is subject to a number of significant uncertainties and risks, including, without limitation, those described below and those described elsewhere in this Form 20-F, any of which may affect Romarco in a manner and to a degree which cannot be foreseen at this time.

Nature of mineral exploration

Careful evaluation, experience and knowledge may not eliminate the significant financial risks related to the exploration for mineral deposits. While the discovery of an ore body may result in substantial rewards, few properties which have previously been explored by Romarco have been developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that any future work program planned by Romarco will result in a profitable commercial mining operation.

Uncertain project realization values

Romarco capitalizes acquisition and development costs incurred in connection with its mineral property interests. The lack of certainty whether the mineralized material of its mineral properties are currently economically viable or may be classified as ore notwithstanding, there can be no assurance that Romarco could dispose of its mineral interests for their financial statement carrying values. A disposal for less than their carrying values would result in a reduction in the book value of net assets. Carrying values are reviewed for impairment regularly.

Financial capability and additional financing

The Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in financing its activities through the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to execute its business plan.

History of losses

Romarco has had a history of losses and there is no assurance that it can reach profitability in the future.

No dividends

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.

Competition

Romarco encounters competition from other companies in connection with its search for and acquisition of properties which are producing or capable of producing minerals. Many of these competitive companies having greater financial resources and industry experience than Romarco and consequently Romarco may not be successful in acquiring attractive properties on terms it considers to be acceptable.

Title to properties

In the United States, Romarco's exploration activities are conducted in the state of Nevada on mineral interests owned by private parties. Property acquisition agreements are necessary in order for Romarco to explore these properties. Generally, these agreements take the form of long term mineral leases or option agreements. Under such agreements, Romarco acquires the right to explore and develop the property in exchange for periodic cash and common share payments during the exploration and development phase and a royalty, usually expressed as a percentage of gross production or net profits derived from the leased properties if and when mines on the properties are brought into production.

In Peru, the Company and NDT Ventures Ltd. (“NDT”) entered into a 50/50 Joint Venture. NDT owns 100% of the underlying mineral claims on behalf of the Joint Venture. Upon completion of the formal Joint Venture Agreement, NDT will transfer the claims to the Joint Venture corporation formed pursuant to the formal agreement. One of the mineral claims was acquired by means of a property purchase agreement which calls for future payment obligations of US$135,000 (through 2007), while the other mining claims were acquired from the Peruvian government by staking.

There may be challenges to title to the mineral properties in which Romarco holds a material interest. If there are title defects with respect to any of Romarco's properties, Romarco might be required to compensate other persons or perhaps reduce its interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing exploration and development programs.

Management

Romarco strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As Romarco's operations expand, additional general management resources will be required. Romarco may not be able to attract and retain additional qualified personnel and this could have a negative effect on Romarco's operations. Romarco does not carry any formal services agreements between itself and its directors and does not carry any "Key Man" Life Insurance.

Conflicts of interest

Certain of the directors and officers of Romarco are also directors and/or officers and/or shareholders of other natural resource companies. While Romarco was engaged in the business of exploiting mineral properties, such associations may have given rise to conflicts of interest from time to time. The Directors of Romarco are required by law to act honestly and in good faith with a view to the best interests of Romarco and to disclose any interest that they may have in any project or opportunity of Romarco. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not Romarco will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Romarco may be exposed and its financial position at the time.

Price fluctuations and share price volatility

In recent years the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly junior mineral exploration companies, like Romarco, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of Romarco's common shares on the TSX Venture Exchange (the "TSX-V") fluctuated from a high of $0.40 to a low of $0.19 during the year ended December 31, 2004. There can be no assurance that continual fluctuations in price will not occur.

Currency

Romarco may be required to make the majority of future lease and other property payments in U.S. dollars. Romarco obtains financing in Canadian dollars for the purpose of funding such lease and property payments. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in Romarco’s financial results which are denominated and reported in Canadian dollars.

Jurisdiction and enforcement

U.S. investors may find it difficult to bring and enforce suits against Romarco. Romarco is a corporation incorporated in Ontario, Canada under the Ontario Business Corporation Act. A majority of Romarco's directors and officers are residents of Canada and a portion of Romarco's assets and its subsidiaries are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or Romarco predicated solely upon such civil liabilities under the U.S. Securities Act.

Government regulations and environmental matters

Romarco’s activities are subject to extensive federal, state, local and foreign laws and government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety regulations. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions and delays in the development of Romarco’s projects, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Romarco must comply with known standards, existing laws and regulations which may entail greater or lessor costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. While it is possible that the costs and delays associated with the compliance of such laws, regulations and permits could become such that Romarco would not proceed with the development or operation of a mine, Romarco is not aware of any material environmental constraint that would affect its properties that would preclude the economic development or operation of any specific project. Romarco does not anticipate any costs to comply with environmental regulations over the next fiscal year.

Penny stock rules

Under Rule 15g-9, as a means reasonably designed to prevent fraudulent, deceptive, or manipulative acts or practices, it shall be unlawful for a broker or dealer to sell a “penny stock” (as defined in Rule 3a51-1) to, or to effect the purchase of a penny stock by, any person unless:

(1)	such sale or purchase is exempt from Rule 15g-9; or

(2)
prior to the transaction the broker or dealer has (a) approved the person’s account for transactions in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to: (a) an equity security issued by an issuer that has: (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) and a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

It is likely that Romarco’s Shares will be subject to the regulations on penny stocks; consequently, the market liquidity for Romarco’s Shares may be adversely affected by such regulations. This, in turn, will affect a Shareholder’s ability to sell his Shares either before or following the completion of an acquisition.

Romarco can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to "penny stock" rules.

Risks associated with operations in foreign countries

Romarco’s business plan is to seek to acquire mineral properties by way of either: (i) a direct purchase (cash and/or cash and a share combination) through an earn-in or joint venture scenario; or (ii) a business combination. As Romarco has not limited the scope of its search to a particular region or country such acquisitions or transactions could be located outside of Canada or the United States. Currently, the Company has a Joint Venture asset in the country of Peru, South America. In the case where Romarco acquires a mineral property or properties located, or operating, in a foreign jurisdiction, Romarco’s operations may be adversely affected to the extent of the existence of exchange controls, currency fluctuations, taxation, any applicable ownership restrictions, foreign trade laws or policies, unstable economic, social and/or political conditions in such foreign regions and countries.

Potential dilution - shares reserved for future issuance

As at May 15, 2005, Romarco had reserved 3,700,000 Shares for issuance upon the exercise of stock options. Such Shares represent a potential equity dilution of approximately 13.8% based upon 23,086,322 Shares then outstanding. See “Item 6.B. - Directors, Senior Management and Employees - Compensation”. Under the terms of its lease agreement on the Buckskin-National Project, Romarco is required to issue the lesser of US$300,000 worth of Shares or 300,000 Shares per year until 2007. Under the terms of its option agreement on the Pine Grove Project, Romarco is required to issue 100,000 Shares in 2005.

Furthermore, Romarco may enter into commitments in the future which would require the issuance of additional Shares and may grant additional stock options and/or issue share purchase warrants. Romarco’s authorized share capital is an unlimited number of Shares. Issuance of such additional Shares may be subject to acceptance by the TSX Venture Exchange (the “TSXV”) and compliance with applicable securities legislation. Romarco currently has no plans to issue Shares other than for the purposes of raising funds for new asset acquisitions and general working capital requirements or to acquire new assets, which issuances will likely be subject to regulatory acceptance.

Likely PFIC status has possible adverse

Potential investors who are US taxpayers should be aware that Romarco expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. If Romarco is a PFIC for any year during a US taxpayer's holding period, then such US taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Romarco. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A US taxpayer who makes a QEF election generally must report on a current basis its share of Romarco’s net capital gain and ordinary earnings for any year in which Romarco is a PFIC, whether or not Romarco distributes any amounts to its shareholders. A US taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein.

Item 4                     INFORMATION ON THE REGISTRANT

              A.              History and Development of the Registrant

Legal Name

The legal and commercial name of the Registrant is Romarco Minerals Inc.

Incorporation

Romarco was amalgamated on July 11, 1995 under the laws of the Province of Ontario by Articles of Amalgamation dated July 11, 1995 pursuant to the terms of an amalgamation agreement dated May 12, 1995 (the “Amalgamation Agreement”) between Romarco Holdings Inc. (“Romarco Holdings”) and Winstaff Ventures Ltd. (“Winstaff”) (the “Amalgamation”). Romarco Holdings was incorporated as a private company under the name Traumacan, Inc. (“Traumacan”) by Articles of Incorporation dated November 28, 1989. By Articles of Amendment dated February 16, 1995, Traumacan changed its name to Romarco Holdings. Winstaff was originally incorporated under the laws of the Province of Ontario under the name Coin Lake Gold Mines, Limited (“Coin Lake”) by Articles of Incorporation dated April 21, 1936. Coin Lake changed its name to United Coin Mines Limited (“United Coin”) by Articles of Amendment dated December 4, 1989. By Articles of Amendment dated June 25, 1993, United Coin changed its name to Winstaff.

Domicile

Romarco is governed by the laws of the Province of Ontario, in the Dominion of Canada. Effective February 1, 2003, Romarco’s head office was re-located to 1500 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8. The contact persons are Diane Garrett, Chief Executive Officer and Ralf Langner, Chief Financial Officer. The telephone number is (604) 688-9271 and the facsimile number is (604) 688-9274.

Important Events in the Development of the Registrant

The Company was formed in 1995 to explore for, acquire and develop gold deposits in the state of Nevada. The Company successfully developed its Midas Project in Nevada and sold it for a gain of $20 million in 1998. The then ongoing weakness in the price of gold severely impacted the global level of exploration during 2000 and 2001 and the Company was unable to raise sufficient funds in order to continue the requisite work on its remaining properties.

Unable to secure joint venture partners to share the expenditure and holding cost burden related to its mineral properties, the Company sold its remaining mineral properties and embarked on a new direction by investing in non-mining business opportunities. In 2000, the Company acquired control of Tullaree Capital Inc. (“Tullaree”) and in 2001 increased its ownership in Tullaree to 80%. Tullaree was originally an exploration company focused on base metals exploration. In late 1999 and early 2000, interest had waned in investing in junior exploration companies as investors became focused on investing in technology companies which were experiencing rapid growth. Tullaree repositioned itself and, using the proceeds from the Company’s investment in Tullaree, began to invest in emerging technologies and e-commerce and e-business companies.

In 2001, as another step in its diversification strategy, the Company completed a share purchase agreement with GMS Worldwide Inc. (“GMS”). GMS is in the business of procuring granite production from quarries in Brazil and South Africa for sale in North America.

With disappointing returns from its investments in both Tullaree and GMS, the Company proposed a reorganization of it business whereby it would dispose of its GMS operations and distribute its shares of Tullaree to the Company’s shareholders. On November 22, 2002 the shareholders of the Company approved a reorganization plan. The principal results of the plan can be summarized as follows:

-
The Company returned its shares of GMS back to the original vendors, and the Company cancelled the 5.0 million of its common shares originally issued as consideration for its purchase of the GMS shares.

-	The amalgamation of the Company and Romin Resources Inc. (the Company’s wholly-owned subsidiary) under the name Romarco Minerals Inc. (“New Romarco”).

-	The issuance of one New Romarco common share and 1.46 New Romarco preferred shares to Romarco’s shareholders for each Romarco share held immediately prior to December 15, 2002.

-
The immediate redemption of the New Romarco preferred shares. Shareholders received one Tullaree common share for each one New Romarco preferred share in payment of the redemption price of the New Romarco preferred shares.

-	New Romarco no longer had an ownership interest in Tullaree.

Following the reorganization plan, and with new management and a new Board of Directors, the Company began to re-focus exclusively on the precious metals industry.

Romarco acquired the Hog Ranch Project in 2003 and five additional projects since, and has spent a total of $1,576,369 on these projects through December 31, 2004. In early 2005, Romarco terminated the option agreement on the Hog Ranch Project and returned the project. Romarco currently has four exploration projects in Nevada and one in Peru and continues to pursue other precious metals opportunities.

              B.              Business Overview

Romarco is an exploration stage company engaged in the acquisition and exploration of precious metals mineral properties. Romarco currently has four exploration projects in Nevada and one in Peru and continues to pursue other precious metals opportunities. As Romarco is an exploration stage company, there is no assurance that commercially viable mineral properties exist on its projects or that commercially viable mineral deposits will be found. Further exploration activities and exploration studies will have to be completed before an evaluation can be undertaken to assess the economic and legal feasibility of any mineral deposits that are found.

Romarco does not normally generate any operating revenue, although it does receive interest income from investing its surplus funds in interest bearing accounts. Metals prices have traditionally seen multi-year cycles of higher and lower prices, which can adversely impact the ability to raise exploration funds.

Romarco’s exploration activities can be seasonal depending on the project. Exploration at Buckskin-National is limited to the summer months due to the project’s high elevation. A typical exploration season at Buckskin-National will usually begin in May/June and last until September/October, depending on snowfall. A portion of the Pine Grove project is also at a high elevation and access to this part of the project may also be limited, due to snowfall. Roberts Mountains, Golden Zebra and part of Pine Grove are at lower elevations and exploration work can usually be carried out year-round. Exploration work at Cori Puncho can be difficult during the local rainy season, which generally lasts from January through March.

              C.              Organizational Structure

Romarco operates as Romarco Minerals Inc., an Ontario, Canada company, and through its wholly-owned subsidiary, Romarco Minerals US Inc., a Nevada, U.S.A. company. Romarco intends to create additional wholly-owned subsidiaries in the Cayman Islands and Peru, to hold Romarco’s interest in the Cori-Puncho Joint Venture.

              D.              Property, Plants and Equipment

Hog Ranch Project

On August 7, 2003 the Company entered into an option agreement with Seabridge Gold Inc. on the Hog Ranch Project located in northern Nevada. The Hog Ranch Project is located in northern Washoe County, Nevada, approximately 185 kilometres (115 miles) north of Reno. The Project consists of 238 contiguous unpatented claims controlled by Seabridge through a lease agreement with Platoro West, a private company and xxx claims through a lease agreement between Romarco and Estill Ranches, LLC, a private Nevada company.

Under the option, Romarco could earn a 60% interest (65% under certain conditions) in the Project by spending US$2.5 million in exploration and project holding costs and issuing to Seabridge a total of 1.5 million shares of Romarco prior to December 31, 2007. In addition, Romarco agreed to pay all advance royalty payments to Platoro West (through the lease agreement with Seabridge) and commit to keeping the property in good standing. All advance royalty payments and property payments would be credited toward the work expenditures set out above. The advance royalty payments to Platoro West were for annual royalty payments of US$10,000 on or before November 15, 2004 and escalating by US$2,500 per annum to a maximum of US$20,000.

Romarco could, at its discretion, accelerate such expenditures and share distributions in order to earn its interest at an earlier date. Additionally, Romarco could terminate its option, at any time, by providing notice to Seabridge. Once Romarco completed the above schedules of work expenditures and share distributions it would have earned its 60% interest and Romarco and Seabridge would form a Joint Venture. Romarco would have a 90 day period after earn-in to exercise an option for an additional 5% (for a total of 65%) by committing to take the Project to final feasibility within three years. During 2004, Romarco fulfilled its work commitment expenditures on the project and drilled 6966.5 feet (2123.4 m) in 9 holes. Romarco encountered good drill intercepts from the 2004 exploration program at Hog Ranch, however, the gold values were shallow in depth and not consistent with Romarco’s focus and objective of identifying deep bonanza veins. Therefore, Romarco provided notice to Seabridge on February 2, 2005 terminating the option agreement on the Hog Ranch Gold Project. The Company will instead, focus its efforts on its other projects.

To December 31, 2004, Romarco spent $815,114 on the project and issued to Seabridge a total of 400,000 shares in the capital stock of Romarco. As a result of its decision to return the Hog Ranch Gold Project to Seabridge, the Company wrote-off all costs it had previously deferred, resulting in a write-down of $815,114 in 2004.

Buckskin-National Gold Project

Certain of the information presented below is from, and further information is available in, the Summary Report on the Buckskin-National Gold Project, Washoe County, Nevada prepared by William W. Walker, dated May 21, 2004 and the Summary Report on the Buckskin-National Gold Project, Washoe County, Nevada prepared by Tommy B. Thompson, dated May 18, 2005. Both Walker and Thompson are Qualified Persons in accordance with National Instrument 43-101. Both of these reports are incorporated by reference in and form part of this Form 20-F (the “Buckskin-National Technical Reports”). These reports are available on SEDAR (www.sedar.com) or the Company’s website (www.romarco.com).

General

The Buckskin-National property consists of a total of 103 unpatented lode mining claims that cover approximately 2032 acres (822 hectares) located in the National District, Humboldt County, Nevada, approximately 13 miles (21 km) south of the Oregon border and 56 miles (90 km) north-northeast of the town of Winnemucca. The claims comprising the project area cover portions of sections 2, 3, 10, 11, 12, 13, 14 and 15, Township 45 North, Range 39 East, Mount Diablo Meridian. Central within the project area is Buckskin Mountain, which, at an elevation of 8743 feet (2665 m), is one of the higher peaks along the crest of the Santa Rosa Range. The abandoned gold/silver mining camp of Buckskin-National is located approximately 3 miles (5 km) northwest of Buckskin Mountain. The peak of Buckskin Mountain, which is roughly the center of the project area, is situated at approximately 454,156E and 4,626,344N in Universal Transverse Mercator (UTM) system coordinates, 1927 North American Datum (NAD27), Zone 11.

Title and Interest

Pursuant to agreements dated December 31, 2003, between Romarco and Paragon Precious Metals LLC (“Paragon”), Buckskin National Mine Ltd. (“BNM”), and Mr. John Bell, Romarco has acquired a 100% operating interest in the 103 unpatented lode mining claims that currently comprise the Buckskin-National Project.

Paragon, a privately held Nevada corporation, is the owner of 90 unpatented lode mining claims that encompass approximately 1780 acres (720ha). The claims owned by Paragon are not subject to any underlying encumbrances. Under the terms of the agreement, Paragon received US$30,000 upon execution of the agreement. Paragon will also receive annual lease payments on each annual anniversary date of US$40,000 per year escalating by US$10,000 per year to a maximum of US$100,000 per year. Romarco’s Vice President of Exploration is a principal member of Paragon.

While the lease is in effect, Paragon will receive the lesser of US$300,000 worth of Romarco shares or 300,000 shares of Romarco per year until 2007. Upon production, Paragon will receive a sliding scale Net Smelter Royalty (“NSR”) of between 3% and 5% based on the gold price.

Adjacent to, and mostly surrounded by, the claims owned by Paragon are ten unpatented lode mining claims controlled by BNM, a privately held Nevada Corporation, that encompass approximately 190 acres (77ha), and three unpatented lode mining claims controlled by Mr. John Bell that encompass approximately 62 acres (25ha). These thirteen claims control the underground workings on the previously productive Bell Vein, along with some historic structures that will be used as lodging during the field programs. Romarco has entered into separate due diligence license agreements with these two claim owners which allow Romarco to address the exploration potential of the ground under a framework that does not expose Romarco to any possible responsibility for previous disturbances on the property. Romarco holds an option to convert from a due diligence license agreement to a mining lease agreement.

Together, BNM and Mr. John Bell collectively received US$26,000 upon execution and will receive annual payments, which will be US$26,000 on the first anniversary of the agreement and then increase by US$4,000 per year thereafter to a maximum of US$40,000 per year. These payments will be distributed in accordance to their pro-rata share of the 13 claims.

Upon production, BNM and Mr. John Bell will receive a sliding scale NSR of between 3% and 5% based on the gold price. Romarco will commit to work expenditures totalling US$200,000 on the BNM and Bell claims by December 31, 2005.

Environmental Liabilities

During 1996, the Forest Service conducted a remediation program to deal with alleged contamination of stream waters by the water flowing out of the main access adit of the Bell Vein (the Hatch adit), which is located on claims owned by Buckskin National Mines, Ltd. Prior to the remediation, which was conducted under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), this water flowed into the mine dump and then into the tailings pile prior to entering the North Fork of the Little Humboldt River. Remediation activities included diverting the outflow water around the dump and tailings, rebuilding the tailings dam and covering part of the tailings with soil and rock. At the same time, a small amount of rock and soil was placed over the soil adjacent to a small old mercury retort on the upper east side of Buckskin peak. Under CERCLA, a list of Potentially Responsible Parties was created to determine which parties were responsible for the alleged problem, and therefore, who would be required to pay for the remediation. Buckskin National Mine Ltd. was on the list, however, the Forest Service has stated that they would not pursue recovery of the costs from them, at least at the present time.

A small remediation effort, consisting of the placing of a few tons of dirt around an historical mercury retort site, was conducted in 1998 on claim BKSKN 7 owned by Paragon Precious Metals LLC. No additional remediation obligation or liability is known to occur with this site, and no additional environmental issues are known to exist on claims owned by Paragon.

The project lies within an area that has been inventoried by the USFS as a Roadless Area. The General Mining Law of 1872, as amended, gives U.S. citizens the right to prospect, explore, and develop locatable minerals on public domain lands including National Forest lands. This includes Roadless areas which do not infringe on these rights. As stated in the Final EIS on Roadless Area Conservation:

“Exploration and development of locatable mineral resources are non- discretionary activities. This means that the Forest Service cannot prohibit reasonably necessary activities associated with the exploration, prospecting, or development of valuable mineral deposits.

Discussions with the Winnemucca USFS office indicates that they are aware of the rights conferred by the General Mining Law and that they cannot unduly restrict mining activities. As on any of the National Forest Service lands, however, they will regulate locatable mineral operations to prevent or minimize damage to the NFS surface resources.

Permits

The Humboldt-Toiyabe National Forests, Santa Rosa Ranger District, of the United States Forest Service has jurisdiction over surface activities for the Buckskin-National Project area, and the U.S. Bureau of Land Management administers the mineral rights. Prior to causing significant surface disturbances on Forest Service lands, a Plan of Operations is prepared and submitted to the District Ranger for review and approval. Since the Winnemucca, Nevada office for the Santa Rosa Ranger District does not employ a minerals specialist, the District Ranger in Winnemucca has asked minerals specialists in the Elko office of the Humboldt-Toiyabe National Forests to handle the Plan of Operations for activities at Buckskin. The Forest Service has been straightforward in their handling of requests in recent years for exploration permits at Buckskin.

Exploration

Romarco has not as yet undertaken any drilling of the Buckskin-National property. Recent exploration activities by other parties are discussed in the Buckskin-National Technical Reports. In 2004, Romarco completed a comprehensive ground exploration program which consisted of re-logging of existing drill core, geological mapping, extensive soil sampling, and soil geochemistry analysis.

A summary of the geology, geochemistry, and targets, derived from both the NI 43-101 reports is as follows:

The geology at Buckskin-National involves an elongate, mid-Miocene (15 ma) composite dome complex that focused extensive and intensive hydrothermal alteration and mineralization. The top of Buckskin Mountain is comprised of silicified collapse and laharic breccia deposits with local hot spring sinter. Underlying these rocks is a 2,000-foot (610 m) thick section of gently east-dipping rhyolite and quartz-feldspar porphyry dome complex rocks. Northerly-trending rhyolite and lamprophyre dikes cut the dome complex. Of particular interest is a fault-breccia zone that is at least 160ft (50m) wide and 3300’ (1 km) long that occurs along a major north-south trending fault zone on the west side of Buckskin Mountain. This fault-breccia zone is located approximately 3200ft (975m) west of the previously-mined Bell Vein.

The Bell vein, situated on the lower east slope of Buckskin Mountain, trends northerly and dips ~ 65 degrees west. High grade ore found along this vein is comprised of multi-phase, banded adularia-quartz-chalcedony veining with the principal economic minerals consisting of naumannite, pyrargyrite, miargyrite, tetrahedrite, and electrum. Silica pseudomorphs after platy calcite are present at the Hatch tunnel level on the Bell vein. Previous drilling under Buckskin Mountain has revealed the presence of broad zones of strongly anomalous geochemistry, including: 1,100 feet (335 m) averaging 677 ppm arsenic; 1,040 feet (317 m), averaging 19.5 ppm mercury; 680 feet (207 m) averaging 520 ppm antimony; and 560 feet (170 m) averaging 156 ppm selenium.

Soil Geochemistry maps have been posted on Romarco’s web site at www.romarco.com, and the results are discussed in the NI 43-101 reports which can be found at www.sedar.com and on the Company’s website at www.romarco.com. The discussion on gold geochemistry is as follows: “Gold data indicate the presence of 3 distinct north-trending anomalies. The Bell, Lawry, and Neversweat vein systems give a continuous trend across all the sample lines. An additional line along the eastern side of the Buckskin Cirque coincides with a breccia vein mapped in underground exposures opened during the field season. The third line is indicated by 2 samples, one assaying >1ppm Au, that are located along a photo linear to the northwest of Buckskin Peak where no outcrops are present. Several anomalous concentrations are present on the three lines adjacent and through the “Slide” area where a distinct iron oxide color anomaly exists.”

Interpretation of the geological and geochemical data (which is ongoing) has revealed numerous high-grade ore targets the will begin to be drill tested during the 2005 field season. These targets include (but are not limited to) the following:

  The fault-breccia zone noted,
  The significant gold in soil anomaly noted above, which is located approximately 1 mile (1.6km) west of the Bell Vein,
  The down-dip potential on the Bell Vein, which has never been drill tested at depth, and
  Other major fault zones evident in the project area.

During 2004, the Company spent $181,077 (2003 – nil) on exploration at Buckskin-National. Acquisition and land holding costs paid in 2004 were $300,473 (2003 – nil). Total deferred project expenditures at December 31, 2004 were $481,820 (2003 – nil). Approximately US$18,000 of the deferred exploration expenditures can be applied towards the work commitment required to be spent on the Bell claims of US$200,000 by December 31, 2005.

Other Gold Projects

Romarco holds interest in other gold projects which are not as advanced as the Buckskin-National Gold Project. The terms of the agreements and size and status of the projects are detailed below:

Golden Zebra Gold Project

General

The Golden Zebra Project consists of 85 unpatented lode mining claims situated in the northerly trending Jake Creek Trend in Elko Country, Nevada.

The claims cover are located in Section 2 Township 38 North, Range 44 East and Sections 14, 15, 22, 23, 26 and 35, Township 39 North, Range 44 East, Mount Diablo Base & Meridian, Elko County, Nevada.

Title and Interest

Pursuant to the Agreement dated August 1, 2004 and an amended agreement dated September 1, 2004 between Romarco and Diversified Inholdings, LLC, the Company has acquired a 100% operating interest in the 85 claims that currently comprise the Golden Zebra Project.

Diversified Inholdings, LLC, a private Nevada corporation is the owner of the 85 unpatented mining claims that encompass approximately 1600 acres (648 ha). Under the terms of the agreement, Diversified Inholdings received US$5,000 upon execution of the agreement. Diversified Inholdings will also receive annual lease payments on each annual anniversary date of US$10,000 on the 1st and 2nd anniversaries, US$20,000 on the 3rd and 4th anniversaries, US$30,000 on the 5th and 6th anniversaries, and US$40,000 on each anniversary thereafter.

Upon production, Diversified Inholdings will receive a sliding scale NSR based on the gold price. The Company has the option to buy down a portion of the royalty.

The Company has no specified work commitments on the property under the terms of the agreement.

Mineral Resource and Mineral Reserves Estimate

There are no mineral resource or mineral reserve estimates on the Project.

Exploration

Romarco has not as yet undertaken any exploration activities on the Project. During 2005, the Company intends to undertake limited activities including geological mapping and geochemical sampling. The Company does not intend to drill the Project in 2005.

Roberts Mountains Gold Project

General

The Roberts Mountains Project consists of 110 unpatented lode mining claims located along the Battle Montain-Eureka Gold Trend in the Roberts Mountains of Eureka County, Nevada.

The DS group consists of 82 unpatented lode mining claims in sections 26, 27, 28, 33, 34, and 35, T23N, R50E in Eureka County Nevada. The claims are approximately 30 miles northwest of the town of Eureka, Nevada. The GM group consists of 30 unpatented lode mining claims in sections 16, 17, 20, and 21, T22N, R50E in Eureka County Nevada.

Title and Interest

Pursuant to the Agreement dated October 20, 2004 Romarco and Scoonover Explorations, LLC, the Company has acquired a 100% operating interest in the 110 claims that currently comprise the Roberts Mountains Project.

Scoonover Explorations, LLC (“Scoonover”), a private Nevada corporation is the owner of the 110 unpatented mining claims that encompass approximately 2200 acres (890 ha). Under the terms of the agreement, Scoonover received US$25,000 upon execution of the agreement. Scoonover will also receive annual lease payments on each annual anniversary date of US$30,000 on the 1st anniversary and escalating by US$5,000 per annum to a maximum of US$50,000.

Upon production, Scoonover will receive a 3% NSR which may be purchased by the Company for US$1,000,000 per percentage point.

The Company has no specified work commitments on the property under the terms of the agreement.

Mineral Resource and Mineral Reserves Estimate

There are no mineral resource or mineral reserve estimates on the Project.

Exploration

Romarco has not as yet undertaken any exploration activities on the Project. During 2005, the Company intends to initiate an exploration program including geological mapping, geochemical sampling, and reverse-circulation drilling.

Cori Puncho Project

General

The Cori Puncho Project consists of mining claims that comprise approximately 2200 hectares in the Province of San Roman, Peru, South America.

Title and Interest

In November 2004 the Company and NDT Ventures Ltd. (“NDT) entered into a 50/50 Joint Venture. NDT has, on behalf of the Joint Venture, acquired mining claims comprising approximately 2200 hectares in the Province of San Roman, Peru. These claims cover the majority of a mineralized structural zone which has known gold occurrences but has never been drilled.

Under the agreement, Romarco contributed US$100,000 to earn its 50% interest in the Joint Venture and all future acquisition, exploration and development expenditures will be shared on a 50/50 basis going forward. NDT will be the Operator of the Joint Venture as NDT has established infrastructure and experienced personnel in place to carry out the necessary activities in Peru.

NDT owns 100% of the underlying mineral claims on behalf of the Joint Venture. Upon completion of the formal Joint Venture Agreement, NDT will transfer the claims to the Joint Venture corporation formed pursuant to the formal agreement. One of the underlying mineral claims was acquired by means of a property purchase agreement which calls for future payment obligations by the Joint Venture of US$135,000 (through 2007).

Mineral Resource and Mineral Reserves Estimate

There are no mineral resource or mineral reserve estimates on the Project.

Exploration

Romarco has not as yet undertaken any exploration activities on the Project. During 2005, the Company intends to initiate an exploration program including geological mapping, geochemical sampling, and reverse-circulation drilling.

Pine Grove Project

General

The Pine Grove Project consists of 138 unpatented lode mining claims covering approximately 2,760 acres (1117 ha). situated in the Walker Lane Mineral Belt, approximately 23 miles south of the twon of Yerignton, Nevada. The Pine Grove Project is part of the Pine Grove mining district and includes the Rockland Mine which had estimated historic production between 1870 and the late 1930’s of between 18,000 and 35,000 ounces of gold from banded epithermal veins. Previous drill programs were directed at bulk-mineable low-grade, open-pit gold targets. Results include 10 ft. of 0.179 oz. gold/ton and 5 ft of 0.268 oz gold/ton. Drilling was not directed at the potential bonanza veins that occur on the property.

The Pine Grove property consists of 138 unpatented lode mining claims located in un-surveyed sections 8,9,10,11,14,15,16,17,21 and 22, T9N, R26E, MDBM. The property is located on the eastern flank of the Pine Grove Hills, within the southern portion of the historic Pine Grove mining district.

Title and Interest

Pursuant to the Agreement dated January 28, 2005 Romarco and Toquima Minerals US, the Company has an option to earn a 60% interest (70% under certain conditions) in the 138 claims that currently comprise the Pine Grove Project.

Toquima Minerals US, a private corporation, is the owner of the 138 unpatented mining claims that encompass approximately 2760 acres (1117 ha). Under the terms of the agreement, the Company can earn 60% by spending US$2 million in exploration and project holding costs prior to December 31, 2009. The Company has a firm work commitment of US$325,000 to be spent before December 31, 2005 subject to permitting and drill rig availability. In addition, Romarco will issue 100,000 shares of Romarco common stock to Toquima. Romarco will be the Operator of the Project during the term of the agreement.

Upon completion of its earn-in, the Company shall have the option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years.

Mineral Resource and Mineral Reserves Estimate

There are no mineral resource or mineral reserve estimates on the Project.

Exploration

Romarco has not as yet undertaken any exploration activities on the Project. During 2005, the Company intends to initiate an exploration program including geological mapping, geochemical sampling, and reverse-circulation drilling.

Item 5                     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the “Selected Financial Data” under Item 3.A. and Romarco’s consolidated financial statements for the fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002, the notes thereto and other financial information included elsewhere in this Annual Report. The amounts in the following discussion are expressed in Canadian Dollars and are presented in accordance with Canadian GAAP. For reference to the differences between Canadian and U.S. GAAP, see note 13 of the consolidated financial statements. Certain information contained below and elsewhere in this Annual Report, including Romarco’s plans and strategy for its business, are forward-looking statements. See “Risk Factors” for a discussion of important factors which could cause actual results to differ materially from the forward-looking statements contained herein.

Overview

Romarco is a precious metals exploration company. Romarco’s business strategy is to acquire, explore and develop mineral deposits in order to enhance the value of the project. As at December 31, 2004, Romarco has interests in four mineral properties. These properties are subject to exploration and development work to determine that if an economic orebody exists. In February 2005, Romarco optioned an additional project for a total of five projects.

Romarco’s financial statements have been prepared on the basis that the Company will continue as a going concern. At December 31, 2004, the Company had working capital of $1,336,379, which may not be sufficient to meet its planned business objectives and its obligations under mineral property option agreements. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

Romarco does not believe that it is significantly impacted by the effects of inflation and the Canadian dollar has fluctuated in a relatively narrow band to the United States dollar U.S.$1.00:Cdn$ 1.62 to Cdn.$1.18 during the past three years. For additional details respecting the five year historical exchange rates, see “Currency Exchange Rates”. Romarco has not been significantly affected by government economic, fiscal, monetary or political policies, and the outlook for Romarco's assets primarily relate to the outlook for gold. For information relating to the historical prices for gold, see “Item 5.D. - Operating and Financial Review and Prospects - Trend Information” below.

              A.              Operating Results

The results of operations of Romarco primarily reflect the costs incurred in project generation and acquisition, and on exploration activities associated with its mineral properties. Direct mineral property acquisition costs, holding costs, field exploration and supervisory costs are deferred on a property-by-property basis until the properties are brought into production, at which time they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charges to operations will be made.

Fiscal Year Ended December 31, 2004

Romarco had a net loss of $1,732,283 for the year ended December 31, 2004 compared to a loss of $787,371 for the previous year. In 2004, Romarco wrote-off $815,114 of its mineral property interests. Romarco gave notice to Seabridge Gold Inc. in February 2005 that it was terminating the option agreement on the Hog Ranch Gold Project. In accordance with CICA Handbook Section 3063, “Impairment of Long-Lived Assets”, the accumulated acquisition, land holding and deferred exploration costs spent at Hog Ranch to December 31, 2004 were written-off. There were no write-downs in 2003.

Consulting fees were lower in 2004 than in 2003. The use of outside consultants to review potential mineral property acquisitions decreased in 2004 as Romarco shifted its primary focus to the exploration of its own projects. While Romarco continues to examine precious metals properties for potential acquisition, a large portion of this work is done by its own staff. Office rent and communications and salary costs in 2004 are higher than in 2003 due to increased staffing levels.

Shareholder relations and transfer agent costs increased in 2004 primarily due to increased shareholder relations activities by Romarco as it seeks to increase public awareness of its projects and activities. Insurance costs for 2004 represent premiums for directors’ and officers’ insurance and general corporate operations insurance policies, while insurance costs for 2003 represent only directors’ and officers’ insurance premiums. By selecting different insurance companies in 2004, insurance premiums have decreased even as coverage levels have increased. The decrease in general expenses reflects a refund in 2004 of costs paid for and expensed in a prior year.

Interest income earned in 2004 is lower than in 2003 due to decreased cash levels. Romarco’s short-term deposits at December 31, 2003 matured in June 2004 and were invested in interest bearing accounts with terms of less than 3 months. These funds are now included in cash.

In 2004, Romarco recognized $113,000 (2003 - $146,500) of stock-based compensation, of which $15,000 (2003 - $33,500) was capitalized as mineral property expenditures and $98,000 (2003 - $113,000) was expensed as stock based compensation, with a corresponding increase in the separate component of shareholders’ equity.

Fiscal Year Ended December 31, 2003

For the year ended December 31, 2003, Romarco incurred a loss of $787,371 including $113,000 for stock-based compensation. For the previous year, Romarco had a loss from continuing operations of $780,904 which includes a gain of $873,873 from the sale of marketable securities sold in the second quarter of 2002. Without this gain, Romarco would have had a loss from continuing operations of $1,654,777 in 2002. In addition to the loss from continuing operations, Romarco had a loss from discontinued operations of $1,663,423 resulting in a net loss of $2,444,327 in 2002. The much lower loss for 2003 is a result of Romarco’s reorganization in late 2002. To return its corporate focus to precious metals exploration and development, in 2002 Romarco divested itself of its non-mining businesses and subsidiaries, reduced staff levels and relocated its head office from Toronto to Vancouver.

Audit and accounting and legal fees were lower in 2003 due to the simplified corporate structure and narrower field of business. The majority of the $159,690 in consulting fees and $49,280 in travel expenses in 2003 was part of Romarco’s project investigation program as it returned to the business of precious metals exploration and development. Office rent and communications and shareholder relations and transfer agent costs were lower due to the relocation to Vancouver and salaries were lower due to reduced staffing levels after the reorganization. Insurance costs for 2003 represent premiums for directors’ and officers’ insurance and general corporate operations insurance policies, while insurance costs for 2002 represent only directors’ and officers’ insurance premiums.

In accordance with the transitional provisions of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, commencing with the year ending December 31, 2003, Romarco has elected to use the fair value based methodology for measuring both employee and non-employee awards. Prior to January 1, 2003, Romarco elected to use the settlement method for employee awards and the fair value based methodology for measuring non-employee awards. As a result, beginning with the year ended December 2003, stock-based compensation is recognized in the financial statements, whereas before, it was only recognized as a pro-forma adjustment in the notes to the financial statements. Romarco has recognized a stock-based compensation expense of $113,000 and has capitalized $33,500 as a deferred exploration expense for Hog Ranch for total stock-based compensation of $146,500 in 2003. The pro-forma adjustment for stock-based compensation in 2002 was $124,784.

Fiscal Year Ended December 31, 2002

For the year ended December 31, 2002, Romarco incurred a loss from continuing operations $780,904 compared to earning from continuing operations of $312,402 for the preceding year. Higher legal costs incurred during Romarco’s reorganization in 2002, lower interest and dividend income as well as a lower gain on sale of marketable securities were the primary reasons for the loss in 2002.

Legal costs were $331,082 in 2002 and $122,379 in 2001 while the gain from the sale of marketable securities was $873,873 in 2002 and $1,693,437 in 2001. Interest and dividend income decreased to $91,110 in 2002 from $375,660 in 2001 due to decreasing cash balances. Dividends received from marketable securities in 2002 were $4,449 and $162,177 in 2001, the decrease a result of selling marketable securities. The cessation of exploration activities in 2001 and the resulting reduction in staffing levels caused salaries to decrease in 2002 while the examination of potential new business ventures by consultants caused the increase in consulting fees in 2002.

The loss related to exploration activities decreased to $nil in 2002 from $281,779 in 2001 due to Romarco’s cessation of exploration activities in 2001. The loss from discontinued operations was $1,663,423 in 2002 and $2,420,754 in 2001. These decreased losses, together with a reduction in interest expense, helped offset the increase in legal costs and the reduced gain on sale of marketable securities and interest income. Depreciation and selling and general and administrative expenses in 2002 were almost unchanged from 2001.

As a result of Romarco’s distribution of its Tullaree shares to its shareholders, Romarco recorded a $3,971,210 distribution in 2002. This amount was charged directly to Romarco’s deficit and represents Romarco’s accumulated investment in Tullaree immediately prior to the distribution.

              B.              Liquidity and Capital Resources

Historically Romarco’s primary sources of funding have been the sale of mineral properties and the sale of equity securities for cash. The sales of equity securities are primarily through private placements to sophisticated investors and institutions. Romarco also receives cash from the exercise of stock options.

Romarco sold its interest in the Midas Project in 1998 and received marketable securities as consideration. These marketable securities were sold for cash in 1999 through 2002. Romarco also received cash from the issue of common share capital on the exercise of stock options in each of these three years. Romarco has no assurance of continued access to these types of funding.

Fiscal Year Ended December 31, 2004

In 2004, Romarco received $6,500 on the exercise of 50,000 stock options compared to $4,800 received in 2003 on the exercise of 30,000 stock options.

During 2004, Romarco spent $1,128,350 on its mineral property interests compared to $169,519 in 2003. In 2004 Romarco acquired the Bucksin-National, Cori Puncho, Roberts Mountains and Golden Zebra projects, and in 2003 the Hog Ranch project was acquired. Exploration activities in 2004 were primarily at the Hog Ranch, Buckskin-National and Cori Puncho projects, while in 2003 they were exclusively at the Hog Ranch project. Romarco also spent $20,949 in 2004 (2003 – $12,312) on field, office and computer equipment and used $874,243 to fund the operating loss for 2004.

At December 31, 2004, Romarco had cash and short-term deposits totaling $1,357,559 as compared to $3,374,601 at December 31, 2003. Romarco had no debt as at December 31, 2004.

In order to keep its mineral property interests in good standing, Romarco is required to make certain property and advance minimum royalty payments and has agreed to expend certain amounts on exploration programs. See “Item 5.F – Contractual Obligations” for further details.

At December 31, 2004, Romarco had working capital of $1,336,379, which may not be sufficient to meet its planned business objectives and its obligations under mineral property option agreements. Management recognizes that Romarco will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that Romarco will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Romarco is unable to obtain adequate additional financing, it will be required to curtail operations and exploration activities.

Fiscal Year Ended December 31, 2003

In 2003, Romarco received $4,800 on the exercise of 30,000 stock options compared to $177,750 received in 2002 on the exercise of 1,017,000 stock options.

At December 31, 2003, Romarco had cash and short-term deposits totaling $3,374,603 as compared to $4,394,214 at December 31, 2002. The primary uses of cash in 2003 were to fund: the loss from continuing operations; the exploration program at Hog Ranch; and to pay for services rendered and recorded in 2002 relating to Romarco’s reorganization. Romarco had no debt at December 31, 2003.

In the second quarter of 2003, after re-evaluating its investment portfolio, Romarco purchased an additional $1,247,326 of short-term deposits. As part of Romarco’s investment policy, funds that exceed Romarco’s current needs are invested in short-term near-cash investments. The counter parties to these investments are either federal or provincial governments or large, creditworthy corporations and institutions.

Fiscal Year Ended December 31, 2002

At December 31, 2002, Romarco had a cash and cash equivalents balance of $3,896,034 as compared to $2,463,386 at the end of 2001.

The mortgage payable of $507,188 at December 31, 2001 is $nil at December 31, 2002 due to the distribution of the Tullaree shares. As Romarco no longer has an ownership interest in Tullaree, Tullaree’s accounts are no longer consolidated with Romarco’s accounts. The mortgage was a liability of Tullaree and not Romarco. Romarco had no debt at December 31, 2002.

As of the effective date of the Company’s distribution of Tullaree shares, December 15, 2002, Tullaree’s cash balance is no longer included in the Company’s cash balance. Tullaree held $1,452,045 in cash immediately prior to the distribution of the shares of Tullaree owned by Romarco to its shareholders. At December 31, 2001 Tullaree had $487,868 in cash.

In 2001 the Company began discussions regarding the acquisition of an interest in a producing oil and gas venture in Alberta and placed $6,084,000 in a trust account as a deposit. The Company decided not to proceed with this acquisition and in February 2002 the funds were returned to the Company.

The balance of the funds due of US$100,000 from the sale of the Company’s remaining mining properties in 2001 was received in September 2002.

During 2002 the Company received $177,750 in cash from the exercise of stock options for the issuance of 1,017,000 common shares. Options to purchase 578,000 common shares expired unexercised during 2002. At December 31, 2002 there were 1,270,000 options outstanding at an average exercise price of $0.26 per share.

Financial Instruments

Romarco keeps its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or minerals. Funds which exceed Romarco’s current needs are invested in short term near-cash investments pending the need for the funds. The counterparties to these investments are either federal or provincial governments or large, creditworthy corporations and institutions.

Although the Company’s work requirements on the Company’s projects are denominated in US dollars, the Company’s cash and cash equivalents and short-term investments are kept in Canadian funds, in order to take advantage of higher interest rates offered on Canadian dollar denominated deposits. In addition to the work requirements, portions of the Company’s general and administrative expenses are also payable in US dollars. The Company and its investment advisors regularly monitor the foreign exchange and investment climates with a view towards maximizing interest rate yields and minimizing exposure to exchange rate fluctuations, although there is no guarantee that this will be consistently achieved. With the recent strengthening of the Canadian dollar against the US dollar, the Company has benefited by maintaining its funds in Canadian dollars.

The ability of the Company to conduct its planned exploration programs and meet its contractual obligations is dependent on it completing additional financing.

The Company had no debt at December 31, 2004.

              C.              Research and Development, Patents and Licenses, etc.

Romarco has had no research and development policies for the last three years as it does not, in its normal course of business, conduct any research or development activities.

              D.              Trend Information

As a natural resource exploration company Romarco’s activities reflect the cyclical nature of metals prices.

Average Gold Price (US$)
2004 2003 2002 2001 2000 1999 1998	$410 $363 $310 $271 $279 $279 $294

              E.              Off-Balance Sheet Arrangements

During 2004 and up to the date of this report, the Company had no off-balance sheet transactions.

              F.              Contractual Obligations

The following is a summary of the Company’s contractual obligations and commitments as at December 31, 2004:

	Payments due by period
		Less than	1– 3	4– 5	After
Contractual Obligations	Total	1 year	Years	Years	5 years
	$	$	$	$	$

Property payments – US$	1,213,000	116,000	407,000	270,000	420,000
Advance minimum royalties – US$	2,239,160	58,420	246,180	223,680	1,710,880
Work requirements – US$	2,135,000	687,500	1,447,500	-	-
Office operation leases – CDN$	64,835	46,368	18,467	-	-

The advance minimum royalty payments total of US$2,239,160 includes US$609,160 relating to the Hog Ranch Gold Project and the work requirements total of US$2,135,000 includes US$1,953,000 relating to the Hog Ranch Gold Project. Upon the termination of the Hog Ranch option agreement with Seabridge Gold Inc. in 2005, Romarco is no longer required to make these payments.

The contractual obligations for property payments, advance minimum royalty payments and work requirements refer to amounts set out in the lease and option agreements Romarco has on its mineral property interests. Romarco may, at any time, terminate any of its lease or option agreements, at which time it will no longer be obligated to make the payments specified in the terminated agreement.

              G.              Safe Harbor

This Form 20-F includes certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Item 6                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

              A.              Directors and Senior Management

Name and Address	Present Position in Romarco	Principal occupation	Director Since	Common Shares Beneficially Owned, Controlled or Directed (4)
David C. Beling (1) Safford, Arizona, USA	Director	Sr. VP Operations, Geovic Ltd., a cobalt exploration and development company active in Cameroon	2002	53,000
Diane Garrett Center Point, Texas, USA	President; Chief Executive Officer and Director	President and Chief Executive Officer of Romarco	1999	NIL
Robert M. Hatch Reno, Nevada, USA	Vice-President, Exploration	Vice-President, Exploration of the Company		735,000
Leendert G. Krol (2)	Director	President of Brazauro	2002	NIL

Name and Address	Present Position in Romarco	Principal occupation	Director Since	Common Shares Beneficially Owned, Controlled or Directed (4)
Denver, Colorado, USA		Resources Corp., a gold exploration company active in Brazil
Ralf O. Langner Vancouver, British Columbia, Canada	Vice-President, Finance; Corporate Secretary and Director	Vice-President, Finance and Corporate Secretary of the Company	2003	10,000
R.J. (Don) MacDonald (1)(2) Vancouver, British Columbia, Canada	Director	Senior Vice President and Chief Financial Officer of NovaGold Resources Inc., a gold exploration and development company active in Canada and the United States	2002	50,000
Robert van Doorn (1) West Vancouver, British Columbia, Canada	Director	President, Mundoro Mining Inc., a gold exploration and development company active in China	2002	80,000
Edward van Ginkel(2) Toronto, Ontario, Canada	Director	Self-employed Legal Consultant	2003	NIL

Notes:
(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)
The statement as to the Romarco common shares beneficially owned or over which control or direction is exercised by the directors and officers is in each instance based upon information furnished by the person concerned.

(4)	All of the directors of Romarco hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

David C. Beling (P.E., B.Sc. Mining Engineering) is Senior Vice-President of Geovic Ltd. Mr. Beling has over 30 years experience as a Corporate Executive, Director and General Manager. During 1997 - 2004, Mr. Beling provided independent corporate and general management, project evaluation and strategic planning services to several international mining companies. Prior to 1997, Mr. Beling was President and General Manager of AZCO Mining Inc. and the Senior Vice President of Hycroft Resources and Development Inc.

Diane Garrett (M.A., Ph.D. Mineral Economics) has more than 15 years of senior management experience and financial expertise in the field of natural resources. Ms. Garrett was an independent director of Romarco since 1999 when she accepted the position of President and Chief Executive Officer in October 2002. Ms. Garrett has held the position of Corporate Development of Dayton Mining Corporation and Beartooth Platinum Corporation. Ms. Garrett has also been an independent consultant to the mining industry evaluating mining projects and assisting in several financings in North America and Europe totalling over US$150 million. Prior thereto, Ms. Garrett held the position of Senior Mining Analyst and Portfolio Manager of a $500 million Gold Fund with U.S. Global Investors.

Robert M. Hatch (Licensed Geologist) is a geologist and brings to Romarco over 25 years of experience in mineral exploration, primarily for gold and silver deposits. His specialty is the identification and evaluation of volcanic-hosted epithermal gold/silver deposits, especially those that offer the potential for high-grade, bonanza deposits. Mr. Hatch was employed by Homestake Mining Company from 1977 to 1988, conducting exploration in the western United States, Australia, and New Zealand. While with Homestake, Mr. Hatch was involved in the discovery of the McLaughlin Gold Mine in California and the Almaden gold deposit in Idaho. Subsequent to Homestake, Mr. Hatch established a consulting geologist practice, providing exploration services to a number of junior and senior mining companies.

Leendert G. Krol (M.Sc. Geology) is President of Brazauro Resources and an independent mining consultant and has 34 years of diversified experience in the mining industry, including 15 years with Newmont Mining Corporation, where Mr. Krol was in charge of international exploration. Prior thereto, Mr. Krol was with Anglo American Corporation of South America Ltd., De Beers and Anaconda Minerals Company and worked as an independent consultant for The Dow Chemical Company.

Ralf O. Langner (C.G.A) is a Certified General Accountant and brings to Romarco over 20 years of accounting and financial experience, including over 15 years in the precious metals sector. Prior to joining Romarco, Mr. Langner was the Financial Analyst at Bema Gold Corporation (2000 - 2003), a self-employed accounting and financial consultant (1999 - 2000) and held various positions at Dayton Mining Corporation (1986 - 1999), including Accountant, Chief Accountant and Financial Analyst.

R.J. (Don) MacDonald (M.A. Engineering, C.A.) is the Senior Vice President and Chief Financial Officer of NovaGold Resources Inc. Prior thereto, Mr. MacDonald was Senior Vice President and Chief Financial Officer of Forbes Medi-Tech and of De Beers Canada Mining, Inc. and Senior Vice President - Finance and Chief Financial Officer of Dayton Mining Corporation from 1991 to November 1999. Over the last 20 years, Mr. MacDonald has been directly involved in the operation or development of 9 mines in North and South America. Mr. MacDonald was also instrumental in the completion of over C$500 million in international mining project financings and C$500 million in mining mergers and acquisitions.

Robert van Doorn (M.Sc. Mining Engineering, MBA) is President of Mundoro Mining Inc. Prior thereto, Mr. van Doorn was a mining consultant and was a mining specialist at Loewen, Ondaatje, McCutcheon ("LOM") from 1993-1995 and from 1997 to 2002. From 1995 to 1997, Mr. van Doorn was the global gold analyst at Morgan Stanley & Co. in New York. He has more than 20 years of experience in the mining industry, including 3½ years in the business development group of Billiton International Metals.

Edward van Ginkel holds a law degree from the Osgoode Hall Law School in Canada and his career spans 22 years in the mining and metals industry, focused primarily on corporate development and exploration transactions and in financing and developing major mines in Canada and throughout the world. Most recently, Mr. van Ginkel served as Vice President, General Counsel for Noranda Inc., where he had primary legal responsibility for the affairs of Canada’s largest mining and metallurgical company and, subsequently, as Vice President, International Projects in Noranda’s corporate development and exploration group, where he assumed senior responsibility for most of the company’s international transactions. Prior to that Mr. van Ginkel worked for three years as Vice President, General Counsel and Corporate Secretary for Dayton Mining Corporation and for twelve years with Rio Algom Limited.

              B.              Compensation

Name and Principal Position	Annual Compensation				Long-Term Compensation	All Other Compensation (Cdn$)
	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation (Cdn$)	Securities Under Options/SARS Granted (#)
Diane R. Garrett President and Chief Executive Officer	2004 2003 2002	132,004 126,135 20,192	19,621 - -	2,551 2,747 -	- 300,000 250,000	- - -
Robert M. Hatch Vice-President, Exploration	2004 2003 2002	90,605 32,777 -	7,008 - -	2468 876 -	- 300,000 -	- - -
Ralf Langner Vice-President, Finance	2004 2003 2002	105,000 83,858 -	14,015 - -	3,134 2,046 -	- 400,000 -	- - -

Option Grants in 2004

No stock options were granted to the Named Executive Officers in the fiscal year ended December 31, 2004.

The following table provides details on stock options granted to the Named Executive Officers on January 18, 2005 under the terms of the Romarco Stock Option Plan.

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees	Exercise Price (CDN$)	Market Value of Securities Underlying Options on the Date of Grant (CDN$)	Expiration Date
Diane R. Garrett	200,000	50%	0.25	0.25	January 18, 2010
Robert M. Hatch	100,000	25%	0.25	0.25	January 18, 2010
Ralf Langner	100,000	25%	0.25	0.25	January 18, 2010

Options Exercised and Value of Unexercised Options

The following table provides information regarding options exercised by the Named Executive Officers during the fiscal year ended December 31, 2004. In addition, details on remaining options held are provided.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) (Cdn$)	Unexercised Options at December 31, 2004		Value of Unexercised in-the-money Options at December 31, 2004 (2)
			Exercisable (Cdn$)	Unexercisable (Cdn$)	Exercisable (Cdn$)	Unexercisable (Cdn$)
Diane R. Garrett	50,000	4,500	475,000	75,000	-	-
Robert M. Hatch	-	-	225,000	75,000	-	-
Ralf Langner	-	-	362,500	37,500	-	-

Notes:

(1)
Aggregate Value Realized is the difference between the market price of Romarco’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)
Value of Unexercised Options is the difference between the market price of Romarco’s common shares on December 31, 2004 (Cdn$0.22) and the option exercise price, multiplied by the number of common shares under option.

Other Compensation Matters

There were no long-term incentive awards made to the Named Executive Officers during the fiscal year ended December 31, 2004. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of Romarco is indebted to Romarco.

Compensation of Directors

Romarco has no arrangements, standard or otherwise, pursuant to which Romarco compensates directors for their services in their capacity as directors or for committee participants. Payments to directors who provided services as a consultant or expert during the most recently completed fiscal year are detailed below.

Name	Type of payment	Amount
Edward A. van Ginkel	Consulting fees – legal	$11,256

Romarco has no arrangements, standard or otherwise, pursuant to which it compensates directors for their services in their capacity as directors or for committee participants. Instead, the Company issues stock options to its directors.

              C.              Board Practices

Corporate Governance

The TSX guidelines for effective corporate governance address matters such as the constitution of and the functions to be performed by Romarco’s Board and its committees. The TSX requires that each listed company disclose its approach to corporate governance with reference to these guidelines. Although Romarco is listed on the TSX Venture exchange and therefore is not directly subject to the TSX guidelines, Romarco recognizes the value of these guidelines as an ongoing and evolving initiative to increase standards of performance.

Mandate of the Board

Romarco’s Board operates pursuant to the mandate set out in the Ontario Business Corporations Act which provides that directors of a company are to manage the business and affairs of such company and to act on behalf of and in the best interests of a company. The Board is responsible for:

-	ensuring that management develops and implements a strategic plan that takes into account market realities and regulatory compliance;
-	upholding a comprehensive policy for communications with Shareholders and the public at large;
-	ensuring that the risk management of Romarco is prudently addressed; and
-	overseeing succession planning for senior management.

The frequency of meetings of the Board and the nature of agenda items may change from year to year depending upon the activities of Romarco. However, the Board meets at least quarterly and at each meeting there is a review of the business of Romarco. In 2004, the Board convened 9 times.

Composition of the Board

At December 31, 2004, the Board was composed of seven directors, the majority of which are, in accordance with TSX guidelines, unrelated directors. In its disclosure requirements on corporate governance, the TSX defines an unrelated director to be a director who is independent of management and who is free from any interest and any business or relationship which could, or could be reasonably perceived to, materially interfere with the director’s ability to act in the best interests of Romarco other than interests and relationships arising from shareholding. Five of the seven directors of Romarco are unrelated, namely Beling, Krol, MacDonald, van Doorn, and van Ginkel. The remaining directors of Romarco were related directors, namely Garrett and Langner.

Board Committees

From time to time, ad hoc committees of the directors may be formed as deemed necessary to deal with specific situations. Currently the Romarco Board has an audit committee (as required by law) and a compensation committee. The audit committee is comprised of a majority of unrelated directors and the compensation committee is comprised entirely of unrelated directors.

Audit Committee

Since the Annual Meeting of shareholders in June 2004, the Audit Committee has been composed of three directors, all of which are unrelated directors, namely MacDonald, Beling, and van Doorn. The Audit Committee is responsible for reviewing Romarco’s financial reporting procedures, internal controls and the performance of the financial management and external auditors of Romarco. The Audit Committee also reviews the annual audited financial statements and recommends acceptance by the Board.

Expectations of Management

The Board requires management to provide complete and accurate information with respect to its activities as well as relevant information concerning the industry within which Romarco operates. Management provides detailed information on a quarterly basis.

Corporate Governance Responsibilities

It is the view of the Board that all directors, individually and collectively, should assume responsibility for nominating directors and reviewing corporate governance issues. The Board reviews numerous compensation plans adopted by comparable companies in the same industry. The Board is responsible for the following matters:

-	identifying and recommending potential nominees for directorship and senior management;
-	reviewing the compensation plans and severance arrangements for management, commensurate with market comparisons; and
-	developing and formalizing the responsibilities for each member of the Board, including the responsibilities of the Chief Executive Officer vis-à-vis corporate objectives.

To date, due to the size and nature of Romarco, the Board has not constituted a committee composed exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board or the contributions of individual directors.

Outside Advisors

The Board has not adopted a system that would enable an individual director to engage an outside advisor at the expense of Romarco in appropriate circumstances. Romarco has not discouraged any individual director from retaining independent advisors on an ad hoc basis.

Compensation Committee

The compensation committee consists of three directors, namely Krol, MacDonald, and van Ginkel. All members of the compensation committee are unrelated directors.

Term of Office of Directors

The term of office of each director of Romarco expires at the annual general meeting of shareholders of Romarco next following his election unless his office is earlier vacated in accordance with the OBCA or the Articles. Romarco’s next annual meeting is to be held on June 29, 2005. See “Item 6.A. – Directors, Senior Management and Employees - Directors and Senior Management” with respect to the tenure of each director. The Articles permit the remaining directors to appoint new directors to fill any casual vacancies that may occur between annual general meetings. The Articles also permit the directors to add additional directors to the board between annual general meetings, provided that the number appointed does not exceed more than one-third of the number of directors elected at the last annual general meeting. Any directors so appointed to fill casual vacancies or as additional directors hold office only until the next annual general meeting, at which time they may be re-elected or replaced.

              D.              Employees

At the end of each of the past three financial years, employees of Romarco, by category and location, are as follows:

	2004	2003	2002
Category - administration - exploration	2 1	2 1	5 -
Location - Canada - USA	1 2	1 2	5 -
Total	3	3	5

There is no information to disclose regarding the relationship between Management and labour unions, as none of Romarco’s employees is a member of any labour union.

              E.              Share Ownership

The following table sets forth share ownership information for Romarco’s directors and officers as of May 15, 2005:

		Options to purchase common shares
Name	Common Shares Beneficially Owned, Controlled or Directed	Amount	Exercise Price	Expiration Date
David C. Beling	53,000	150,000 150,000 100,000	$0.30 $0.26 $0.25	December 2007 September 2008 January 2010
Diane R. Garrett	104,000	250,000 300,000 200,000	$0.30 $0.26 $0.25	December 2007 September 2008 January 2010
Robert M. Hatch	735,000	150,000 100,000	$0.26 $0.25	September 2008 January 2010
Leendert G. Krol	NIL	150,000 150,000 100,000	$0.30 $0.26 $0.25	December 2007 September 2008 January 2010
Ralf O. Langner	10,000	100,000 150,000 150,000 100,000	$0.23 $0.30 $0.26 $0.25	January 2008 June 2008 September 2008 January 2010
R.J. (Don) MacDonald	50,000	150,000 150,000 100,000	$0.30 $0.26 $0.25	December 2007 September 2008 January 2010
Robert van Doorn	80,000	150,000 150,000 100,000	$0.30 $0.26 $0.25	December 2007 September 2008 January 2010
Edward A. van Ginkel	NIL	150,000 100,000	$0.36 $0.25	November 2008 January 2010

Item 7                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

              A.              Major Shareholders

Romarco’s securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage firms and clearing houses and Romarco does not have knowledge of, or access to information about, the beneficial owners.

To the knowledge of the directors and officers of Romarco, the only people, firm or corporation which beneficially owns or exercises control or direction over, directly or indirectly, shares carrying more than 5% of the votes attached to Romarco’s common shares are:

Name	Shares Held	%
Joseph van Bastelaar (former President and Chief Executive Officer) Red 5 Limited (a publicly traded Australian company listed on the Australian Stock Exchange)	2,451,200 1,250,000	10.6% 5.4%

As of May 15, 2005, directors and officers of Romarco, as a group, owned or controlled an aggregate of 1,032,000 shares (4.5%) . As of May 15, 2005 there were 1,079 registered shareholders holding a total of 23,086,322 common shares of Romarco. For the summary below, shares registered in intermediaries are assumed to be held by residents of the same country in which the intermediary was located.

Country	Number of Registered Shareholders	Shares Held	%
Canada United States Other	577 158 344	20,752,062 2,232,710 101,550	89.9% 9.7% 0.4%
Total	1,079	23,086,322	100.0%

              B.              Related Party Transactions

Consulting expenses for the year ended December 31, 2004 include $11,256 (2003 – $87,738) which were paid to directors for services rendered to the Company in evaluating potential mineral property acquisitions.

During the year ended December 31, 2004 the Company paid $9,908 (2003 – nil) to a design studio controlled by a brother of the president of the Company for graphic design fees of which $7,756 (2003 – nil) are included in office rent and communications, and $2,152 (2003 – nil) are included in shareholder relations and transfer agent.

In March 2004, the Company entered into an agreement with three parties to acquire the Buckskin-National Project. One of the parties is Paragon Precious Metals, LLC (“Paragon”), a private Nevada corporation controlled by Romarco’s Vice President of Exploration. Pursuant to the property agreement with Paragon, the Company paid Paragon US$30,000 in March 2004 and US$40,000 in December 2004. In addition to the cash payments, the Company issued Paragon 300,000 common shares in June 2004 and 300,000 common shares in January 2005.

Item 8                     FINANCIAL INFORMATION

              A.              Consolidated Statements and Other Financial Information

Financial information regarding Romarco may be found in Romarco’s Consolidated Financial Statements for the fiscal years ended December 31, 2004, 2003 and 2002 and the notes thereto included in the Exhibits in this Annual Report and under “Item 5.A. – Operating and Financial Review and Prospects - Operating Results”.

Legal or Arbitration Proceedings

Romarco has not been involved in any legal or arbitration proceedings, including those related to bankruptcy, receivership or similar proceedings and those involving any third party, or any proceedings in which any director, any member of senior management or any affiliate of Romarco is either a party adverse to Romarco or any of Romarco’s subsidiaries or has a material adverse interest to Romarco or any of Romarco’s subsidiaries, since the beginning of its most recently completed fiscal year. There are no other legal or arbitration proceedings (including any governmental proceedings), of which Romarco or its directors or officers are aware, to which Romarco is a party nor, to the best of the knowledge of Romarco and its directors or officers, are any such legal or arbitration proceedings contemplated.

Dividend Policy

No dividends have been paid by Romarco on any Shares since the date of incorporation nor does it intend to pay a dividend on any Shares in the foreseeable future. Romarco anticipates that any earnings which it may in the future generate will be retained in Romarco to finance future growth and retire any debt Romarco may in the future incur. The directors of Romarco will determine if, and when, any dividends should be declared and paid in the future based upon Romarco’s financial position at the relevant time. All of the Shares are entitled to an equal share in any dividends that may be declared and paid. Romarco is limited in its ability to pay dividends on its Shares by the provisions under the OBCA relating to the sufficiency of profits from which dividends may be paid. Under the OBCA and the Articles of Romarco, the declaration of a dividend is authorized by a resolution of the board of directors, and pursuant to the provisions of the OBCA the directors of Romarco cannot vote for, or consent to, a resolution authorizing payment of a dividend if:

•	Romarco is then insolvent, or
•	the payment of the dividend would render Romarco insolvent.

Any director who votes for or consents to such a resolution is jointly and severally liable to Romarco to make good any loss or damage suffered by Romarco as a result.

              B.              Significant Changes

Not Applicable

Item 9                     THE OFFER AND LISTING

              A.              Offer and Listing Details

Not Applicable

Price History of the Registrant’s Shares

The following table sets out the market price range and trading volume of the Shares on the TSXV for each of the periods indicated:

	High (Cdn$)	Low (Cdn$)
Annual 2004 2003 2002 2001 2000 1999 1998	0.40 0.43 0.45 0.41 1.60 1.78 3.90	0.19 0.13 0.10 0.12 0.21 0.65 1.25
By Quarter

January – March 2005

October – December 2004
July – September 2004
April – June 2004
January – March 2004

October – December 2003
July – September 2003
April – June 2003
January – March 2003
	0.30 0.30 0.34 0.32 0.40 0.43 0.32 0.21 0.26	0.20 0.21 0.19 0.22 0.29 0.22 0.18 0.14 0.13
Monthly April 2005 March 2005 February 2005 January 2005 December 2004 November 2004	0.25 0.26 0.30 0.25 0.25 0.25	0.20 0.23 0.21 0.20 0.21 0.21

              B.              Plan of Distribution

Not applicable

              C.              Markets

The Shares are currently listed and posted for trading only on the TSXV (symbol: “R”) and not on any other stock exchange or regulated market, and no application to list the Shares, or any other securities of Romarco, has been made or is contemplated.

Item 10                    ADDITIONAL INFORMATION

              A.              Share Capital

	Number of
	Shares	Amount

Authorized:

Unlimited common shares without par value

Issued:
At December 31, 2001	25,989,322	$31,168,601
For cash, exercise of stock options	1,017,000	177,750
Cancellation of escrow shares issued for
GMS Worldwide Inc. (note 3)	(5,000,000)	(223,604)
At December 31, 2002	22,006,322	$31,122,747
For cash, exercise of stock options	30,000	4,800
For mineral property interests	200,000	68,000
At December 31, 2003	22,236,322	$31,195,547
For cash, exercise of stock options	50,000	6,500
For mineral property interests	500,000	162,000
At December 31, 2004	22,786,322	$31,364,047
For mineral property interests	300,000	66,000
At May 15, 2005	23,086,322	$31,430,047

At May 15, 2005, the Company had 23,086,322 common shares issued and outstanding as well as 3,700,000 stock options of which 2,925,000 are vested and exercisable.

              B.              Memorandum and Articles of Association

Articles of Amalgamation

Romarco’s articles of amalgamation (the “Articles”) are filed with Ministry of Consumer and Commercial Relations for the Province of Ontario under Ontario Corporation Number 1138755 assigned by such ministry.

Registrant’s Objects and Purposes

Romarco’s Articles are not required to contain any stated objects or purposes. However, the OBCA provides that a corporation, such as Romarco, has the capacity and the rights, powers and privileges of a natural person.

Directors’ or Officers’ Voting Powers

Section 132(1) of the OBCA states that a director or officer of Romarco who:

•	is a party to a material contract or transaction or proposed material contract or transaction with Romarco; or
•	is a director or an officer of, or has material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with Romarco,

shall disclose in writing to Romarco or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest.

Section 132(4) of the OBCA states where subsection (1) applies to a director or officer in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of Registrant’s business, would not require approval by the directors or shareholders, the director or officer shall disclose in writing to Romarco or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest forthwith after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.

Section 132(5) of the OBCA states that a director referred to in subsection (1) shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

•	an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate;
•	one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate;
•	one for indemnity or insurance; or
•	one with an affiliate.

Directors’ Powers to Vote Compensation

The Articles do not contain any provision with respect to the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any member of their body.

Borrowing Powers

Pursuant to the Articles, without in any way restricting the powers conferred upon Romarco or Romarco’s Board by the OBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, Romarco’s Board may from time to time, without authorization of the Shareholders, in such amounts and on such terms as it deems expedient:

•	borrow money upon the credit of Romarco;
•	issue, re-issue, sell or pledge debt obligations of Romarco;
•
subject to the provisions of the OBCA, as now enacted or as the same may from time to time be amended,  re-enacted or replaced, give a guarantee on behalf of Romarco to secure performance of an obligation of any  person; and

•	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Romarco owned or substantially acquired, to secure any obligation of Romarco.

Romarco’s Board may from time to time delegate to a director, a committee of directors or an officer of Romarco any or all of the powers conferred on Romarco’s Board as set out above, to such extent and in such manner as Romarco’s Board shall determine at the time of such delegation.

Age Limit Requirement

The Articles make no provision for an age limit requirement with respect to the retirement or non-retirement of its directors.

Number of Shares Held by Directors

The Articles make no provision for the requirement for a director’s qualification to hold shares in the capital of Romarco. Subsection 118(2) of the OBCA states that, unless the articles otherwise provide, a director of a corporation is not required to hold shares issued by the corporation.

Rights, Preferences and Restrictions Attaching to Each Class of Shares

The Articles state that the common shares of Romarco shall have and be subject to the following rights, privileges, restrictions and conditions:

Dividends

Subject to the prior rights of holders of any shares of Romarco ranking senior to the common shares (in this section and the following sections, referred to as the “Shares”) with respect to priority in the payment of dividends, the holders of the Shares of Romarco shall be entitled to receive dividends and Romarco shall pay dividends thereon, as and when declared by Romarco’s Board out of assets properly applicable to the payment of dividends, in such amount and in such form as Romarco’s Board may from time to time determine and all dividends which Romarco’s Board may declare on the Shares of Romarco shall be declared and paid in equal amounts per Share on all Shares at the time outstanding. Cheques of Romarco payable at par at any branch of Romarco’s bankers for the time being in Canada shall be issued in respect of any such dividends payable in cash (less any tax required to be withheld by Romarco) and payment thereof shall satisfy such dividends. Dividends which are represented by cheque which has not been presented to Romarco’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to Romarco.

Distribution Rights

In the event of the liquidation, dissolution or winding-up of Romarco, whether voluntary or involuntary, or any other distribution of assets of Romarco among its Shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of any class of shares of Romarco ranking senior to the Shares of Romarco with respect to priority in the distribution of assets upon liquidation, dissolution or winding-up, the holders of the Shares of Romarco shall be entitled, equally without distinction or preference, to receive the remaining property and assets of Romarco and to participate equally in any distribution thereof.

Voting Rights

The holders of the Shares of Romarco shall be entitled to receive notice of and to attend meetings of Shareholders of Romarco. At any such meeting other than a meeting at which only holders of another specified class of series of shares of Romarco are entitled to vote separately as a class or series, each Share of Romarco shall confer one vote.

Re-Election of Directors

The by-laws of Romarco (in this section, herein referred to as the “By-Laws”) provided that directors stand for re-election at each annual meeting of shareholders and all directors then in office shall retire but, if qualified, shall be eligible for reelection. Subject to the OBCA, the number of directors to be elected at any such meeting shall be the number of directors determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of Romarco’s Board. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. Subject to the OBCA, the Shareholders may be ordinary resolution passed at an annual or special meeting of shareholders may remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by Romarco’s Board. Except as herein provided, where a vacancy occurs on Romarco’s Board and a quorum of directors remains, the directors remaining in office may appoint a qualified person to fill the vacancy for the remainder of the term. Where the number of directors is increased, the vacancy so resulting shall only be filled by election at the general meeting of the shareholders duly called for that purpose.

Rights to Share in the Registrant’s Profits

The Articles do not contain a provision with respect to the rights to share in Romarco’s profits.

Rights to Share in Surplus in Event of Liquidation

See “Distribution Rights” above.

Redemption Provisions

The Articles do not contain any redemption provisions.

Sinking Fund Provisions

The Articles do not contain any sinking fund provisions.

Liability to Further Capital Calls

The Articles do not contain any provisions with respect to liability to further capital calls by Romarco.

Discriminatory Provisions

There are no provisions contained in the Articles which discriminate against any existing or prospective holder of Shares as a result of such shareholder owning a substantial number of Shares.

Creation of Other Voting Shares

No other class or series of shares of Romarco, other than the Shares of Romarco, carrying the right to vote at a meeting of Romarco (other than a meeting at which only holders of a particular class or series of shares of Romarco are entitled to vote separately as a class or series) either under all circumstances or under certain circumstances that have occurred and are continuing shall be authorized, without the affirmative vote of a majority of the votes cast at a meeting of the holders of the Shares of Romarco voting separately as a class.

Necessary Action to Change Shareholders’ Rights

In order to change the rights of Romarco’s Shareholders, the OBCA would require an amendment to the Articles to effect such change. This amendment would require the approval of holders of at least two-thirds of the Shares cast at a special meeting of shareholders duly called for such purpose.

Subsection 96(6) provides that notice of a meeting of shareholders at which special business is to be transacted shall state or be accompanied by a statement of (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution or by-law to be submitted to the meeting.

Shareholders’ Meetings

Annual Meeting

Subsection 94(a) of the OBCA provides that the directors of a corporation shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. The By-Laws provide that the annual meeting of shareholders shall be held at the registered office of Romarco or elsewhere within or outside Ontario on such day in each year and at such time as Romarco’s Board may by resolution determine.

An annual meeting of shareholders is held to: (a) receive and consider audited consolidated financial statements for the fiscal year together with the auditor’s report thereon; (b) appoint auditors; (c) elect directors for the ensuing year; and (d) transact such other business as may be properly come before such meeting.

Special Meetings

Subsection 94(b) of the OBCA provides that the directors of a corporation may at any time call a special meeting of shareholders. Subsection 96(5) of the OBCA provides that all business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, shall be deemed to be special business.

Notice of Meetings

Subsection 95(4) of the OBCA provides that, if a record date is fixed, notice shall be given not less than seven days before the record date and no more than 56 days before the meeting date. A record date shall be fixed no less than 35 days and no more than 49 days before the date of the meeting. The By-Laws, in summary, provide that notice stating the day, hour and place of meeting and the general nature of the business to be transacted shall be served either personally or by sending such notice to each shareholder entitled to notice of such meeting, each director and to the auditor of Romarco through the post. The accidental omission to give notice of any meeting or the non-receipt of any notice by any shareholder shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

Proxies

The By-Laws, in summary, provide that votes at meetings of shareholders may be given either personally or by proxy. A proxy shall be in writing under the hand of the appointor or his attorney authorized in writing or, if the appointor is a body corporate, under its corporate seal or under the hands of an officer or attorney thereof duly authorized, and ceases to be valid after the expiration of one year from the date thereof. A person appointed by proxy need not be a shareholder.

Limitations on Rights to Own Securities

The Articles do not discuss limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of Romarco.

Change of Control

There is no provision in the Articles that would have an effect of delaying, deferring or preventing a change in control of Romarco and that would operate only with respect to a merger, acquisition or corporate restructuring involving Romarco or any of its subsidiaries.

Shareholder Ownership Threshold

The Articles do not contain provisions indicating an ownership threshold above which shareholder ownership must be disclosed. Such provisions are, however, contained in the Securities Act (Ontario) which, in summary, states that any person or company who beneficially owns, directly or indirectly voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all voting securities is deemed to be an insider of such reporting issuer. Any insider of Romarco is required to file an insider report with the Ontario Securities Commission within 10 days of acquiring or disposing of securities of the reporting issuer.

Applicable Laws

With respect to the matters discussed in this Item 10.B, the law applicable to Romarco is not significantly different from United States law.

Conditions Governing Changes in Capital

The Articles do not contain provisions governing changes in the capital of Romarco that are more stringent than the conditions required by the OBCA.

              C.              Material Contracts

During the past two years, the Company has not entered into any material contracts that are not part of its ordinary course of business. Terms of the various property agreements that the Company is a party to, are described in Item 4D, on a property by property basis.

              D.              Exchange Controls and Other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Shares, other than withholding tax requirements. See “Item 10.E. - Additional Information - Taxation”.

There is no limitation imposed by Canadian law or by the Articles on the right of a non-resident to hold or vote Shares (the “Voting Shares”), other than are provided in the Investment Canada Act (Canada) (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian”, as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Voting Shares of Romarco by a non-Canadian (other than a WTO Investor, as defined below) would be reviewable under the Investment Act if it were an investment to acquire control of Romarco and Romarco was not, immediately prior to the implementation of the investment, controlled by a WTO Investor, and the value of the assets of Romarco were $5.0 million or more. An investment in Voting Shares of Romarco by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of Romarco, and the value of the assets of Romarco equalled or exceeded $192 million (threshold amount for 1999). A non-Canadian, whether a WTO Investor or otherwise, would acquire control of Romarco for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of Romarco. The acquisition of less than a majority, but at least one-third of the Voting Shares of Romarco, would be presumed to be an acquisition of control of Romarco, unless it could be established that Romarco was not controlled in fact by the acquirer through the ownership of the Voting Shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member other than Canada. A corporation or other entity will be a WTO Investor if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of Romarco would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of Romarco if the acquisition were made in connection with the person’s business as a trader or dealer in securities; (b) an acquisition or control of Romarco in connection with the realization of a security interest granted for a loan or other financial assistance and not for the purpose related to the provisions of the Investment Act; and (c) an acquisition of control of Romarco by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of Romarco, through the ownership of voting interests, remains unchanged.

              E.              Taxation

The following summary, in Management’s understanding, fairly presents the principal Canadian federal income tax consequences of acquiring, holding and disposing of the Shares generally applicable to purchasers of the Shares described below.

This summary is applicable only to a purchaser of the Shares (a “Holder”) who: (i) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times, is not and is not deemed to be, resident in Canada, deals at arm’s length with Romarco, holds the Shares as capital property, does not hold or use and is not deemed or determined to hold or use the Shares in connection with the carrying on of a business in Canada or the performing of independent personal services in Canada, and, in the case of a purchaser that carries on an insurance business in Canada and elsewhere, is not required by or for the purposes of the laws of Canada to include an amount in respect of any of the Shares in computing its income from its insurance business carried on in Canada; and (ii) for the purposes of the Canada-U.S. Income Tax Convention (the “Convention”), is at all relevant times resident in the United States. This summary is not applicable to a purchaser who is an organization exempt from tax in the United States and described in Article XXI of the Convention.

The Shares will generally be considered to be capital property to a purchaser unless the purchaser holds the Shares in the course of carrying on a business of buying and selling securities, the purchaser acquired the Shares as part of an adventure in the nature of trade or the purchaser is a financial institution and the Shares are market-to-market property of such purchaser.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder (the “Tax Regulations”) in force as of the date hereof, the current published administrative policies of the Canada Customs and Revenue Agency (“CCRA”), and all specific proposals (the “Tax Proposals”) to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurances can be given that the Tax Proposals will be enacted in the form proposed or at all.

Romarco recommends that Holders of the Shares should consult their own tax advisors with respect to their particular circumstances.

Dividends on the Registrant’s Common Shares

Subject to the provisions of the Convention, Canadian withholding tax at a rate of 25% will be payable on dividends paid or credited by Romarco to a Holder on the Shares. Under the Convention, the withholding tax rate is reduced to 15% or, if the Holder is a corporation that owns at least 10% of Romarco’s voting Shares, to 5%.

Capital Gains and Losses

Upon a disposition or deemed disposition by a Holder of the Shares, a capital gain (or loss) will generally be realized by the Holder to the extent that the proceeds of disposition, less costs of disposition, exceed (or are exceeded by) the adjusted cost based of the Shares to such Holder. Subject to the provisions of the Convention, capital gains realized by a Holder on a disposition of the Shares will not be subject to Canadian tax unless the Shares are “taxable Canadian property” (as defined in the Tax Act) to such Holder, in which case the capital gains will be subject to Canadian tax at rates which will approximate those payable by a Canadian resident. The Shares will not be “taxable Canadian property” to a Holder unless, at any time during the five-year period preceding the disposition, such Holder and/or persons with whom such Holder did not deal at arm’s length owned 25% or more of the issued shares of any class or series of shares of Romarco. For this purpose, the Holder and/or persons with whom the Holder did not deal at arm’s length are considered to own any shares which such Holder and/or such person have an option to acquire.

Under the Convention, a Holder will not be subject to Canadian tax on a disposition of the Shares unless, at the time of the disposition, the value of the Shares is derived principally from real property (including natural resource property) situated in Canada, or unless the Holder was an individual resident in Canada at any time during the 10 years immediately preceding the disposition of such Shares and for 120 months during any period of 20 consecutive years preceding the disposition of such Shares and such Shares were owned by the Holder when he or she ceased to be a resident of Canada.

Certain United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Shares. This discussion does not address all potentially relevant Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Shares, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Shares should consult their own tax advisors about the Federal, state, local and foreign tax consequences of purchasing, owning and disposing of the Shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a Holder who is a citizen or resident alien of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares is not “effectively connected” with the conduct of a “trade or business” in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Registrant

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that Romarco has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal taxable income by corporate holders and those individual holders who itemize deductions. Distributions which are treated as dividends will be taxed as ordinary income at the federal maximum individual rate of 36.9% (see more detailed discussions at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of Romarco, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Shares, and thereafter as gain from the sale or exchange of the Shares.

Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. The maximum capital gains rate for individuals is 20% (10% for individuals in the 15% tax bracket). Generally, a special lower rate of 18% (8% for individuals in the 15% tax bracket) applies to transactions after December 31, 2001 when the asset was held more than five years. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on Romarco’s Shares will not generally be eligible for the dividends received deduction (the “DRD”) provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Romarco (unless Romarco qualified as a “foreign personal holding Registrant” or a “passive foreign investment Registrant”, as defined below) if such U.S. Holder owns Shares representing at least 10% of the voting power and value of Romarco.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Shares may be entitled, at the option of the U.S. Holder, to either a tax deduction or a tax credit for such foreign tax paid or withheld. Generally, it is more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. The election to claim a tax credit is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his, her or its world-wide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of the Shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Registrant

A U.S. Holder will recognize a gain or loss upon the sale of Shares equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder’s tax basis in the Shares. This gain or loss will be a capital gain or loss if the Shares are a capital asset in the hands of the U.S. Holder. In such event the gain or loss will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder being less than or more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Generally, deductions for net capital losses are subject to significant limitations. However, individuals may apply up to U.S.$3,000 of net capital losses against ordinary income after all other gains are eliminated. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over indefinitely to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of the Shares:

Foreign Personal Holding Registrant. If at any time during a taxable year more than 50% of the total combined voting power or the total value of the outstanding Shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of Romarco’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), Romarco would be treated as a “foreign personal holding Registrant”. In that event, U.S. Holders that hold Shares would be required to include in gross income for such year their allowable portions of such passive income to the extent Romarco does not actually distribute such income.

Foreign Investment Registrant. If 50% or more of the combined voting power or total value of Romarco’s outstanding Shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Romarco is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Romarco might be treated as a “foreign investment Registrant” as defined in Section 1246 of the Code, causing all or part of any gain realized by the U.S. Holder selling or exchanging Shares to be treated as ordinary income rather than capital gain.

Backup Withholding. Certain non-corporate U.S. Holders may be subject to backup withholding at a rate of 13% on taxable distributions with respect to the Shares and the proceeds of a disposition of the Shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number (“TIN”) which, in the case of an individual, would be his or her social security number, (ii) furnishes an incorrect TIN; (iii) is notified by the IRS that it has failed to properly report payments of interest or dividends; or (iv) under certain circumstances, fails to certify, under the penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. Under newly issued U.S. Treasury regulations, in the case of interest paid after December 31, 1999, a U.S. Holder generally will be subject to backup withholding at a 31% rate unless certain IRS certification procedures are complied with directly or through an intermediary. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Passive Foreign Investment Registrant. As a foreign corporation with U.S. Holders, Romarco could potentially be treated as a passive foreign investment Registrant (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of Romarco’s income which is passive, or the percentage of Romarco’s assets which are held for the purpose of producing passive income.

Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 70% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Romarco is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.

A U.S. shareholder who holds stock on a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of these two alternative tax regimes as applied to U.S. shareholders of Romarco.

A U.S. shareholder who elects in a timely manner (an “Electing U.S. Shareholder”) to treat Romarco as a Qualified Election Fund (“QEF”), as defined in the Code, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which Romarco qualifies as a PFIC on his or her pro-rata share of Romarco’s: (i) “net capital gain”(the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earning and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) Romarco’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to: (i) generally treat any gain realized on the disposition of his or her Shares (or deemed to be realized on the pledge of his or her Shares) as capital gain; (ii) treat his or her share of Romarco’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his or her share of Romarco’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated as “personal interest” that can be deducted only when it is paid or accrued, and is only 10% deductible in taxable years beginning before 1990 and not deductible at all in taxable years beginning after 1990.

The procedure with which a U.S. shareholder must comply in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. shareholder’s holding period in which Romarco is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make a timely QEF election by simply filing the appropriate documents at the time the U.S. shareholder files its tax return for such first year. If, however, Romarco qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. shareholder must elect to recognize (i) any gain that he would otherwise recognize if the U.S. shareholder sold his or her stock on the application date, under the rules of Section 1291 discussed below; or (ii) if Romarco is a controlled foreign corporation, the U.S. shareholder will be deemed to have made a timely QEF election.

When a timely QEF election is made, if Romarco no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new QEF election is necessary if Romarco thereafter re-qualifies as a PFIC. U.S. shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the Shares in question, and Romarco is a PFIC (a “Non-electing U.S. Shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her Shares and (ii) certain “excess distributions”, as specially defined, by Romarco.

A Non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of his or her Shares and all excess distributions over the entire holding period for the Shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of Romarco during such U.S. shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If Romarco is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds Shares, then Romarco will continue to be treated as a PFIC with respect to such Shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing U.S. Shareholders) as if such Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the Shares while Romarco is a PFIC whether or not it is treated as a QEF. For example, under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of the proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of Romarco are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Romarco.

Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of Romarco is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, and each of such individuals and/or entities owns 10% or more of the total combined voting power of all classes of stock of Romarco or the total value of the stock (each, a “United States Shareholder”), Romarco could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would result in many complex consequences, including the required inclusion into income by such United States Shareholders of their pro rata shares of “Subpart F income” of Romarco (as specially defined by the Code) and Romarco’s earnings invested in U.S. property and earnings invested in “excess passive assets” (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Shares by a U.S. person who is or was a United States Shareholder (as defined in the Code, a Holder who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of Romarco attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the Holders, a more detailed review of these rules is outside the scope of this discussion.

None of the foregoing discussion with respect to Canadian or United States Taxation is to be construed as legal or other advice to any holder or potential acquiror of Shares and Romarco recommends that all such persons should consult their own tax advisors with respect to the tax consequences of purchasing, owning or disposing of Shares.

Romarco does not believe that it would be classified as a controlled foreign corporation in Fiscal 2000, Fiscal 2001 and Fiscal 2002 and does not anticipate being classified as a controlled foreign corporation during Fiscal 2003. However, there can be no assurances that Romarco will not be considered a controlled foreign corporation for the current or any future year.

              F.              Dividends and Paying Agents

Not applicable.

              G.              Statement by Experts

The discussion of the Company’s Buckskin-National project in item 4D refers to the Summary Report On the Buckskin-National Project, Humboldt County, Nevada By William W. Walker, Consulting Geologist. On May 10, 2004 Romarco commissioned William W. Walker as an independent Qualified Person to prepare this summary report on the Buckskin-National Project. The report has been prepared to conform to the guidelines of National Instrument 43-101 and Form 43-101F1 and has been submitted as a Technical Report to the TSX Venture Exchange. Mr. Walker is the sole proprietor of a geological consulting practice and resides at 5100 Twin Springs Road, Reno, Nevada 89510. Mr. Walker has consented to the use of his report in this Form 20-F.

              H.              Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Romarco, Suite 1500, 885 West Georgia Street, Vancouver, BC, V6C 3E8 or on request at 604-688-9271, attention Ralf Langner. Copies of Romarco’s financial statements, technical reports and other continuous disclosure documents required under Canadian securities legislation are available on the Company’s website at www.romarco.com and on the SEDAR website at www.sedar.com.

              I.              Subsidiary Information

Not applicable.

Item 11                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Romarco does not have any loans or debts, nor does it hold any derivative financial instruments, other financial instruments or derivative commodity instruments. Accordingly, interest rate risk is not applicable. In the normal course of business, Romarco enters into transactions for the purchase of supplies and services denominated in United States dollars. In addition, Romarco has cash and certain liabilities denominated in United States dollars. As a result, Romarco is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Item 12                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Part II

Item 13                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15                   CONTROLS AND PROCEDURES

Not applicable.

Item 16                   AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

              A.              Audit Committee Financial Expert

Not applicable.

              B.              Code of Ethics

Not applicable.

              C.              Principal Accountant Fees and Services

Not applicable.

              D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

              E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III

Item 17                  FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)
Auditors’ Report on the consolidated balance sheets of Romarco as at December 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004;

(2)	Consolidated balance sheets as at December 31, 2004 and 2003;

(3)	Consolidated statements of operations and deficit for each of the years in the three-year period ended December 31, 2004;

(4)	consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2004;

(5)	Notes to the consolidated financial statements.

Consolidated Financial Statements
(Expressed in Canadian dollars)

ROMARCO MINERALS INC.

Years ended December 31, 2004, 2003 and 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Romarco Minerals Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 24, 2005

ROMARCO MINERALS INC. Consolidated Balance Sheets (Expressed in Canadian dollars) December 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$1,357,559	$1,629,095
Short-term investments	-	1,745,506
Amounts receivable	19,092	40,181
Prepaid expenses	47,423	5,800
	1,424,074	3,420,582

Mineral property interests (note 4)	761,255	271,019

Equipment (note 5)	25,630	10,581

	$2,210,959	$3,702,182

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$87,695	$128,135

Shareholders’ equity:
Share capital (note 6):
Authorized: Unlimited common shares
Issued: 22,786,322 common shares (2003 –
22,236,322)	31,364,047	31,195,547
Contributed surplus	672,446	672,446
Accumulated stock-based compensation (note 6(b))	259,500	146,500
Deficit	(30,172,729)	(28,440,446)
	2,123,264	3,574,047

	$2,210,959	$3,702,182

Nature of operations (note 1)
Commitments (notes 4 and 11)
Subsequent events (notes 4(a), 4(e) and 12)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Diane Garrett	Director	/s/ R.J. MacDonald	Director

ROMARCO MINERALS INC. Consolidated Statements of Operations and Deficit (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

General and administrative expenses:
Amortization	$5,900	$1,731	$21,064
Audit and accounting	21,685	47,856	119,570
Consulting fees	50,326	159,690	527,125
Insurance	50,417	60,955	35,577
Legal fees	37,249	40,479	331,082
Office rent and communications	95,993	87,049	102,607
Salaries	361,456	236,407	323,017
Shareholder relations and transfer agent	174,015	51,334	70,915
Stock-based compensation (note 6(c))	98,000	113,000	-
Travel	65,921	49,280	79,709
Other	(272)	31,952	78,870
	960,690	879,733	1,689,536

Interest and other income (expense):
Write-down of mineral property interests (note 4(e))	(815,114)	-	-
Interest income	52,504	100,543	91,110
Dividend income	-	-	4,449
Gain on sale of marketable securities	-	-	873,873
Interest expense	-	-	(60,912)
Foreign exchange gain (loss)	(8,983)	(8,181)	112
	(771,593)	92,362	908,632

Loss from continuing operations	(1,732,283)	(787,371)	(780,904)

Loss from discontinued operations (note 3)	-	-	(1,663,423)

Loss for the year	(1,732,283)	(787,371)	(2,444,327)

Deficit, beginning of year	(28,440,446)	(27,653,075)	(21,237,538)

Distribution of investment in Tullaree Capital Inc. (note 3)	-	-	(3,971,210)

Deficit, end of year	$(30,172,729)	$(28,440,446)	$(27,653,075)

Loss per share:
Continuing operations:
Basic	$(0.08)	$(0.04)	$(0.04)
Diluted	(0.08)	(0.04)	(0.04)
Discontinued operations	-	-	(0.08)

Total basic and diluted loss per share	$(0.08)	$(0.04)	$(0.12)

Weighted average number of shares outstanding	22,464,952	22,020,240	22,006,322

See accompanying notes to consolidated financial statements.

ROMARCO MINERALS INC. Consolidated Statements of Cash Flows (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash provided by (used in):

Operations:
Loss from continuing operations	$(1,732,283)	$(787,371)	$(780,904)
Items not involving cash:
Amortization	5,900	1,731	21,064
Stock-based compensation	98,000	113,000	-
Write-down of mineral property interests	815,114	-	-
Loss on sale of equipment	-	-	11,887
Gain on sale of marketable securities	-	-	(873,873)
Change in non-cash working capital (note 9)	(60,974)	(169,942)	569,472
Discontinued operations	-	-	164,114
	(874,243)	(842,582)	(888,240)

Investments:
Mineral property interests	(1,128,350)	(169,519)	-
Proceeds on sale of mineral property interests	-	-	159,280
Proceeds on sale of marketable securities	-	-	624,524
Proceeds on sale of equipment	-	-	7,963
Cash in escrow	-	-	2,447,303
Equipment	(20,949)	(12,312)	(4,887)
Redemption (purchase) of short-term investments	1,745,506	(1,247,326)	-
Discontinued operations	-	-	361,000
	596,207	(1,429,157)	3,595,183

Financing:
Issuance of share capital	6,500	4,800	177,750
Discontinued operations	-	-	(1,452,045)
	6,500	4,800	(1,274,295)

Increase (decrease) in cash and cash equivalents	(271,536)	(2,266,939)	1,432,648

Cash and cash equivalents, beginning of year	1,629,095	3,896,034	2,463,386

Cash and cash equivalents, end of year	$1,357,559	$1,629,095	$3,896,034

Supplementary information:
Interest paid (received)	$(71,792)	$(89,424)	$294,161
Non-cash investing and financing activities:
Issuance of common shares for mineral property
interests (note 4)	162,000	68,000	-
Stock-based compensation capitalized to mineral
property interests (note 4)	15,000	33,500	-

See accompanying notes to consolidated financial statements.

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

1.	Nature of operations:

Romarco Minerals Inc. (the “Company”) was incorporated under the laws of Ontario and at December 31, 2004, its principal business activities are the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. At December 31, 2004, the Company is in the process of developing its mineral properties and has not yet determined whether its mineral properties contain resources that are economically recoverable. The underlying value of the Company’s mineral properties and the recoverability of the related deferred costs is entirely dependent on the existence of economically recoverable resources in its mineral properties and the ability of the Company and its joint venture partners to obtain the necessary financing to complete development and upon future profitable production from or the proceeds from the disposition of its mineral properties.

These financial statements have been prepared on the basis that the Company will continue as a going concern. At December 31, 2004, the Company had working capital of $1,336,379, which may not be sufficient to meet its planned business objectives and its obligations under mineral property option agreements. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Significant accounting policies:

	(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Romarco Minerals US Inc., a company incorporated under the laws of the State of Nevada, USA. All significant intercompany transactions have been eliminated. Interests in joint ventures are accounted for by the proportionate consolidation method.

	(b)	Cash and cash equivalents:

Cash and cash equivalents consist of cash and highly liquid short-term investments with a maturity date of three months or less at acquisition.

	(c)	Short-term investments:

Short-term investments consist of short-term deposits with a maturity date of greater than three months but less than one year at acquisition, and are stated at the lower of cost and quoted market value.

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

	(d)	Mineral property interests:

Direct mineral property acquisition costs, holding costs, field exploration and field supervisory costs are deferred on a property-by-property basis until the properties are brought into production, at which time they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge to operations will be made. The amounts reported as mineral property interests represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values.

	(e)	Equipment:

Equipment is recorded at cost and is being amortized on a straight-line basis over their estimated useful lives at the following annual rates:

Computer equipment	30%
Office furniture and equipment	20%
Field equipment	30%

(f)	Impairment of long-lived assets:

Effective January 1, 2004, the Company prospectively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063, “Impairment of Long-Lived Assets”. The Company assesses the impairment of long-lived assets, which consist of mineral property interests and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

(g)	Site reclamation costs:

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of- production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of December 31, 2004 and 2003, the Company has determined that it does not have material obligations for site reclamation costs. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

	(h)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 6(b). For all stock options granted on or after January 1, 2003, the Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model, with the offset to a separate component of shareholders’ equity (accumulated stock-based compensation). Compensation expense is recognized over the vesting period of the underlying options. Any consideration paid by employees on exercise of stock options is credited to share capital, along with the related fair value previously credited to the separate component of shareholders’ equity.

For options granted to employees and directors prior to January 1, 2003, the Company used the settlement method, whereby any consideration paid by employees and directors or the exercise of stock options is credited to share capital and no compensation expense is recognized when the exercise price of options granted represents quoted market price at the time of grant.

	(i)	Foreign currency translation:

Monetary assets and liabilities of the Company denominated in currencies other than the Canadian dollar and monetary assets and liabilities of the Company’s US operations are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated to Canadian dollars at historical rates of exchange on the date of the transaction. Transactions in foreign currencies are translated at the actual rates of exchange. Gains and losses on foreign currency translation are included in results from operations.

	(j)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the year that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

	(k)	Measurement uncertainty:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant areas requiring the use of management estimates include recoverability of mineral property interests, amortization periods for equipment, obligations for site reclamation costs and valuation allowances for future income tax assets. Actual amounts could differ from those estimates.

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

2.	Significant accounting policies (continued):

(l) Loss per share:

Basic loss per share is calculated by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding. For all periods presented, loss attributable to common shareholders equals reported loss. The Company uses the treasury stock method to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(m) Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	Discontinued operations:

As part of a statutory plan of arrangement that took place in December 2002, the Company disposed of its subsidiaries Tullaree Capital Inc. (“Tullaree”) and GMS Worldwide Inc. (“GMS”) and changed its business to mineral exploration. As such, the results of operations of Tullaree and GMS have been accounted for as discontinued operations in the fiscal 2002 consolidated financial statements.

During 2002, Tullaree paid $318,267 to a related party for office renovations. The party is the brother of a former officer of the Company.

4.	Mineral property interests:

	Balance,		Balance,			Balance,
	December 31,	2003	December 31,	2004		December 31,
	2002	expenditures	2003	expenditures	Write-downs	2004

Buckskin-National, Nevada	$-	$-	$-	$481,820	$-	$481,820
Cori Puncho, Peru	-	-	-	186,332	-	186,332
Roberts Mountains, Nevada	-	-	-	63,933	-	63,933
Golden Zebra, Nevada	-	-	-	29,170	-	29,170
Hog Ranch, Nevada	-	271,019	271,019	544,095	(815,114)	-

	$-	$271,019	$271,019	$1,305,350	$(815,114)	$761,255

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

4.	Mineral property interests (continued):

	(a)	Buckskin-National Gold/Silver Project, Nevada:

In March 2004, the Company entered into agreements to acquire a 100% operating interest in 103 unpatented lode mining claims that comprise the Buckskin-National Gold/Silver Project. The Buckskin- National Gold/Silver Project covers approximately 2,032 acres (822ha) in Humboldt County, Nevada. Paragon Precious Metals, LLC (“Paragon”) is the owner of 90 unpatented lode mining claims that encompass approximately 1,780 acres (720ha). The Company paid Paragon US$30,000 upon the execution of the agreement and the Company is required to make annual lease payments on each anniversary date of the agreement of US$40,000 in 2004, escalating by US$10,000 a year to a maximum of US$100,000 a year. Paragon will receive a sliding scale net smelter royalty upon the project reaching production based on the gold price. While the agreement is in effect, Paragon will receive the lesser of US$300,000 worth of the Company’s common shares or 300,000 common shares each year until 2007 (300,000 common shares issued in 2004). In January 2005, the Company issued a further 300,000 common shares to Paragon. The Company’s Vice President of Exploration is a principal member of Paragon.

The third party owners of the other 13 unpatented lode mining claims that encompass approximately 252 acres (102ha) collectively received US$26,000 from the Company upon the execution of the agreement, and will receive US$26,000 on the first anniversary of the agreement and, thereafter, payments will increase by US$4,000 annually to a maximum of US$40,000 a year. These payments will be distributed in accordance with the owners’ pro-rata share of the 13 claims. In addition to the annual payments, the Company must spend US$200,000 in exploration and project holding costs on these 13 claims prior to December 31, 2005 in order to keep the agreement in good standing. To December 31, 2004, the Company has spent $18,000 on these 13 mining claims.

A summary of the expenditures incurred on this project is as follows:

	Balance,		Balance,
	December 31,	2004	December 31,
	2003	expenditures	2004

Acquisition and land holding costs	$-	$300,473	$300,473
Exploration expenditures:
Aerial photography	-	24,272	24,272
Data compilation	-	135	135
Drilling	-	3,488	3,488
Geological and geochemistry	-	135,791	135,791
Logistics, permitting and reporting	-	17,661	17,661

	$-	$481,820	$481,820

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

4.	Mineral property interests (continued):

	(b)	Cori Puncho Gold Project, Peru:

In November 2004, the Company entered into an agreement with NDT Ventures Ltd. (“NDT”) to form a 50/50 joint venture to explore the Cori Puncho Gold Project in southern Peru. Under the agreement, the Company contributed US$100,000 to earn its 50% interest in the joint venture. All future acquisition, exploration and development expenditures will be shared on a 50/50 basis. NDT will be the operator of the joint venture.

Certain of the underlying mineral claims were acquired by the joint venture through an agreement which calls for payments by the joint venture totaling US$135,000. The first payment of US$15,000 was due on signing the purchase agreement and future payments are US$25,000 in 2005, US$40,000 in 2006 and US$55,000 in 2007. The joint venture has the option to make these payments in advance. In addition to these payments, a 1% net smelter royalty is applicable to any metals recovered from one of the mineral claims.

A summary of the expenditures incurred on this project is as follows:

	Balance,		Balance,
	December 31,	2004	December 31,
	2003	expenditures	2004

Acquisition and land holding costs	$-	$156,088	$156,088
Exploration expenditures:
Geological and geochemistry	-	30,244	30,244

	$-	$186,332	$186,332

(c)	Roberts Mountain Gold Project, Nevada:

In October 2004, the Company entered into a mining lease with Scoonover Exploration LLC, a private Nevada corporation, for a 100% operating interest in the Roberts Mountain Gold Project in Eureka County, Nevada. The project consists of 110 unpatented lode mining claims covering approximately 2,000 acres.

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

4.	Mineral property interests (continued):

	(c)	Roberts Mountain Gold Project, Nevada (continued):

Under the terms of the lease, the Company is required to make advance royalty payments of US$25,000 on the execution of the lease, and annually thereafter, escalating by US$5,000 each year to a maximum of US$50,000 a year. The Project is also subject to a 3% net smelter royalty which may be repurchased by the Company for $1,000,000 for each percentage point. The Company has paid the initial US$25,000 payment.

A summary of the expenditures incurred on this project is as follows:

	Balance,		Balance,
	December 31,	2004	December 31,
	2003	expenditures	2004

Acquisition and land holding costs	$-	$63,202	$63,202
Exploration expenditures:
Logistics, permitting and reporting	-	731	731

	$-	$63,933	$63,933

(d)	Golden Zebra Gold/Silver Project, Nevada:

In September 2004, the Company entered into a mining lease with Diversified Inholdings, LLC, a private Nevada corporation, for a 100% operating interest in the Golden Zebra Gold/Silver Project in Elko County, Nevada. Golden Zebra consists of 33 unpatented lode mining claims covering approximately 1,700 acres.

Under the terms of the lease, the Company is required to make advance royalty payments of US$5,000 on execution of the lease, US$10,000 on the first and second anniversary of the lease, US$20,000 on the third and fourth anniversary, US$30,000 on the fifth and sixth anniversary, and US$40,000 a year thereafter. The Company has paid the initial US$5,000 payment. The Company will be required to pay a sliding scale net smelter royalty of 2% - 4% depending on the price of gold if the project reaches production. The Company may, at its option, reduce the percentage points by 2% for $1,500,000 for each percentage point decrease.

A summary of the expenditures incurred on this project is as follows:

	Balance,		Balance,
	December 31,	2004	December 31,
	2003	expenditures	2004

Acquisition and land holding costs	$-	$29,103	$29,103
Exploration expenditures:
Logistics, permitting and reporting	-	67	67

	$-	$29,170	$29,170

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

4.	Mineral property interests (continued):

	(e)	Hog Ranch Gold/Silver Project, Nevada:

In 2003, the Company entered into an option agreement with Seabridge Gold Inc. (“Seabridge”) on the Hog Ranch Gold/Silver Project located in northern Nevada. The Company has the option to earn a 60% interest (65% under certain conditions) in the 238 contiguous unpatented claims held under lease by Seabridge by spending US$2.5 million in exploration, project holding costs and advance royalty payments, and issuing to Seabridge a total of 1.5 million shares of the Company prior to December 31, 2007. To December 31, 2004, the Company had issued 400,000 common shares to Seabridge (200,000 in each of 2003 and 2004).

A summary of the expenditures incurred on this project is as follows:

	Balance,		Balance,			Balance,
	December 31,	2003	December 31,	2004	2004	December 31,
	2002	expenditures	2003	expenditures	write-down	2004

Acquisition and land
holding costs	$-	$104,763	$104,763	$118,041	$(222,804)	$-
Exploration expenditures:
Aerial photography	-	22,429	22,429	-	(22,429)	-
Data compilation	-	23,989	23,989	16,145	(40,134)	-
Drilling	-	1,830	1,830	369,055	(370,885)	-
Geological and
geochemistry	-	71,225	71,225	-	(71,225)	-
Logistics, permitting
and reporting	-	13,283	13,283	25,854	(39,137)	-
Stock-based
compensation	-	33,500	33,500	15,000	(48,500)	-

	$-	$271,019	$271,019	$544,095	$(815,114)	$-

Subsequent to December 31, 2004, the Company terminated its option agreement with Seabridge and accordingly, the Company wrote-off the associated deferred costs as at December 31, 2004.

5.	Equipment:

		Accumulated	Net book
2004	Cost	amortization	value

Computer equipment	$12,948	$4,486	$8,462
Office furniture and equipment	4,362	857	3,505
Field equipment	15,951	2,288	13,663

	$33,261	$7,631	$25,630

		Accumulated	Net book
2003	Cost	amortization	value

Computer equipment	$9,974	$1,497	$8,477
Office equipment	2,338	234	2,104

	$12,312	$1,731	$10,581

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

6.	Share capital:

	(a)	Common shares:

Authorized:
Unlimited common shares

Issued:

	Number
	of shares	Amount

Balance at December 31, 2001	25,989,322	$31,168,601
Issued (cancelled) during the year:
For cash on exercise of stock options (note 6(b))	1,017,000	177,750
Cancellation of escrow shares issued to GMS
Worldwide Inc. (note 3)	(5,000,000)	(223,604)

Balance at December 31, 2002	22,006,322	31,122,747
Issued during the year:
For cash on exercise of stock options (note 6(b))	30,000	4,800
For mineral property interests (note 4(e))	200,000	68,000

Balance at December 31, 2003	22,236,322	31,195,547
Issued during the year:
For cash on exercise of stock options (note 6(b))	50,000	6,500
For mineral property interests (notes 4(a) and (e))	500,000	162,000

Balance at December 31, 2004	22,786,322	$31,364,047

(b)	Stock options:

The Company has a stock option plan which permits the Company’s Board of Directors to grant stock options to certain employees, directors and consultants. The exercise prices and terms to expiry are determined at the discretion of the Board of Directors but exercise prices may not be lower than the market prices of the common shares on the date of grant and terms to expiry may not exceed five years from the date of grant. All options vest over a period of eighteen months with 25% vesting on the date of grant and 25% every six months thereafter.

The continuity of options to purchase common shares of the Company is as follows:

		Weighted average
	Number	exercise price

Outstanding, December 31, 2001	1,405,000	$0.30
Granted	1,460,000	0.23
Exercised	(1,017,000)	(0.17)
Expired/cancelled	(578,000)	(0.45)

Outstanding, December 31, 2002	1,270,000	0.26
Granted	1,900,000	0.27
Exercised	(30,000)	(0.16)
Expired/cancelled	(340,000)	(0.19)

Outstanding, December 31, 2003	2,800,000	0.28
Granted	-	-
Exercised	(50,000)	0.13

Outstanding, December 31, 2004	2,750,000	$0.28

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

6.	Share capital (continued):

	(b)	Stock options (continued):

		Exercise
Expiry date	Number	price

December 2007	850,000	$0.30
January 2008	100,000	0.23
June 2008	150,000	0.30
September 2008	1,400,000	0.26
November 2008	250,000	0.36

	2,750,000	$0.28

Exercisable at December 31, 2004	2,337,500

In 2003, the CICA Accounting Standards Board amended CICA Handbook Section 3870 to require companies to account for all stock options granted using the fair value based method. In accordance with the transitional provisions under the amended Section 3870, the Company elected to prospectively apply the fair value based method to all options granted on or after January 1, 2003. Prior to January 1, 2003, no stock-based compensation was recognized as the exercise prices of options granted represented the quoted market price of the Company’s common shares on the date of grant.

During 2004, the Company recognized $113,000 (2003 - $146,500) of stock-based compensation, of which $15,000 (2003 - $33,500) was capitalized as mineral property expenditures and $98,000 (2003 - $113,000) was expensed as stock based compensation, with a corresponding increase in the separate component of shareholders’ equity.

Had the Company used the fair value based method of accounting for stock options granted prior to January 1, 2003, the Company’s loss and loss per share for the year ended December 31, 2002 would have been the pro forma amounts indicated below:

2002

Loss from continuing operations:
As reported	$780,904
Unrecorded stock-based compensation expense	124,784

Pro forma	$905,688

Basic and diluted loss per share from continuing
operations:
As reported	$0.04
Pro forma	0.04

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

6.	Share capital (continued):

	(b)	Stock options (continued):

The weighted average fair value of the option grants for the years ended December 31, 2003 and 2002 of $0.15 and $0.08, respectively, was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002

Expected option lives	-	5 years	2 to 5 years
Risk-free interest rate	-	3.50 to 4.00%	5.58 to 5.68%
Dividend yield	-	0%	0%
Volatility	-	60%	60%

7.	Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected Canadian federal and provincial statutory tax recovery based on the combined Canadian federal and provincial income tax rate of 35.62% (2003 – 37.62%) relates to the tax benefit of losses not currently recognized due to a full valuation allowance having been recorded against those tax benefits.

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2004 and 2003 are as follows:

	2004	2003

Non-capital losses:
Canada	$2,280,000	$2,566,000
United States	96,000	-
Capital losses	3,619,000	3,944,000
Mineral property interests and equipment:
Canada	27,500	-
United States	272,000	-
	6,294,500	6,510,000
Valuation allowance	(6,294,500)	(6,510,000)

	$-	$-

The Company has approximately $6,590,000 of non-capital losses for Canadian tax purposes that expire between 2005 and 2014 and $22,749,000 of capital loss carry forwards which may be carried forward indefinitely to offset future capital gains. The Company also has approximately $274,000 of non-capital losses in the United States which expire in 2024. Certain of the Company’s losses are restricted in their use.

8.	Fair values of financial instruments:

The carrying values of cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these items.

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

9.	Change in non-cash operating working capital:

	2004	2003	2002

Amounts receivable	$21,089	$43,402	$213,925
Prepaid expenses	(41,623)	(4,516)	14,690
Accounts payable and accrued liabilities	(40,440)	(208,828)	340,857

	$(60,974)	$(169,942)	$569,472

10.	Related party transactions:

In addition to the related party transactions disclosed elsewhere in these financial statements, amounts paid to related parties in the normal course of business are:

	2004	2003	2002

Consulting fees paid to directors	$11,256	$87,873	$81,633
Graphic design fees paid to a design
studio controlled by a brother of the	9,908	-	-
Company’s President
Amounts paid pursuant to a property
agreement to a company controlled by
the Company’s Vice President of
Exploration	87,644	-	-

	$108,808	$87,873	$81,633

11.	Commitments:

The Company has commitments under operating leases for office equipment and premises requiring payments of approximately $46,368 in 2005 and $18,467 in 2006.

12.	Subsequent events:

(a) Stock options granted:

In January 2005, the Company granted 950,000 stock options to management, directors and a consultant pursuant to the Company's stock option plan, exercisable until January 2010 at a price of $0.25 per share.

ROMARCO MINERALS INC. Notes to Consolidated Financial Statements (Expressed in Canadian dollars) Years ended December 31, 2004, 2003 and 2002

12.	Subsequent events (continued):

	(b)	Pine Grove Gold/Silver Project, Nevada:

In February 2005, the Company entered into an agreement with Toquima Minerals US Inc. (“Toquima”) on the Pine Grove Gold/Silver Project located in the Pine Grove District of Lyon County, Nevada. The Pine Grove Gold/Silver Project consists of 138 unpatented lode mining claims covering approximately 2,760 acres controlled by Toquima through a lease agreement with the underlying property owners.

The Company and Toquima have agreed to enter into an option agreement whereby the Company has an option to earn a 60% interest in the Pine Grove Project by spending US$2 million in exploration and project holding costs prior to December 31, 2009. The Company has a firm work expenditure commitment of US$325,000 to be spent before December 31, 2005, subject to permitting and drill rig availability. The agreement calls for further work expenditures of US$275,000 in 2006, US$300,000 in 2007, US$600,000 in 2008 and US$500,000 in 2009. In addition, the Company will issue 100,000 shares of the Company’s common stock to Toquima upon execution of the formal option agreement. The Company may, at its discretion, accelerate such expenditures in order to earn its interest at an earlier date. Upon the completion of its earn-in, the Company will have the option to elect to earn an additional 10% interest (for a total of 70%) by committing to take the project to final feasibility within three years.

In addition to the above work expenditures, the Company agreed to make all advance royalty payments due to the property owners by Toquima in accordance with the terms of the underlying agreements and has committed to keeping the property in good standing by making the required property payments. All advance royalty payments and property payments will be credited toward the work expenditures set out above. The agreement with the underlying property owners provides for annual advance royalty payments of US$30,000 in 2005, US$35,000 in 2006, US$40,000 in 2007, US$45,000 in 2008 and US$75,000 each year thereafter to a cumulative total of US$1,000,000. Upon production, the property owners will receive a sliding scale net smelter royalty of between 3% and 4%, based on the gold price.

Item 18                  FINANCIAL STATEMENTS

Not applicable. See Item 17.

Item 19                  EXHIBITS

Exhibits filed, by document type:

Exhibits attached as an Appendix to the Amended Registration Statement on Form 20-F filed in May 2005 are as follows:

1.	Articles of Amalgamation and By-laws, as currently in effect:

	1.1	Articles of Amalgamation of Romarco;

	1.2	Amalgamation Agreement;

	1.3	By-laws of Romarco;

4.	Material Contracts

	4.1	Employment Agreement dated October 11, 2002 between Romarco and Diane Garrett;

	4.2	Option Agreement dated September 9, 2003 on the Hog Ranch Project, Nevada between Romarco and Seabridge Gold Inc.;

	4.3	Pro Rata Right Agreement dated September 9, 2003 between Romarco and Seabridge Gold Inc.;

	4.4	Mining Lease Agreement dated December 31, 2003 on the Buckskin National Project, Nevada between Romarco and Paragon Precious Metals, LLC;

	4.5	Due Diligence License Agreement dated December 31, 2003 on claims adjacent to the Buckskin National Project, Nevada between Romarco and Buckskin National Mine Ltd.;

	4.6	Due Diligence License Agreement dated December 31, 2003 on claims adjacent to the Buckskin National Project, Nevada between Romarco and Mr. John Bell;

	4.7	Stock Option Plan dated May 18, 2004;

	4.8	Mining Lease and Option to Purchase Agreement dated August 1, 2004 on the Golden Zebra Project, Nevada between Romarco and Diversified Inholdings, LLC;

	4.9	Mining Lease Agreement dated October 1, 2004 on claims adjacent to the Hog Ranch Project, Nevada between Romarco and Estill Ranches, LLC;

	4.10	Mining Lease and Option to Purchase Agreement dated October 20, 2004 on the Roberts Mountains Project, Nevada between Romarco and Scoonover Exploration, LLC;

	4.11	Amendment dated December 30, 2004 to the Mining Lease Agreement dated December 31, 2003 on the Buckskin National Project, Nevada between Romarco and Paragon Precious Metals, LLC;

	4.12	Amendment dated February 1, 2005 to the Mining Lease and Option to Purchase Agreement dated August 1, 2004 on the Golden Zebra Project, Nevada between Romarco and Diversified Inholdings, LLC;

12.	Certifications

	12.1	Certification of the Chief Executive Officer

	12.2	Certification of the Chief Financial Officer

	13.1	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ROMARCO MINERALS INC.

Per:	/s/ Diane Garrett
Diane R. Garrett
President and CEO

/s/ Ralf Langner
Ralf Langner
Vice-President, Finance

Dated:	May 15, 2005
Vancouver, British Columbia